82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

04054187

Follow-Up Materials

REGISTRANT'S NAME InBev NV/SA

*CURRENT ADDRESS Grand'Place 1

1000 Brussels

Belgium

**FORMER NAME Interbrew S.A./N.V.

**NEW ADDRESS ____________________

____

____

12-31-02

FILE NO. 82-5159 FISCAL YEAR 2002

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

OICF / BY: S. Min

DATE: 01/05/05

File No. 82-5159

Interbrew

RECEIVED
2004 DEC -8 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARS
12-31-02

ANNUAL REPORT 2002

THE WORLD'S LOCAL BREWER©


STELLA ARTOIS
BECK'S
Labatt Blue
Hoegaarden
BORSODI SÖR
Jupiler
Leffe
Dommelsch
КЛИНСКОЕ
ROLLING ROCK
OB Lager
Bass
Diebels
Cass
Ozujsko Pivo
STAROPRAMEN SVETLY

Contents

Company description

A public company based in Brussels, Belgium (INTB – Euronext Brussels), Interbrew is one of the oldest beer companies in the world.

Our strategy, The World's Local Brewer®, is to build strong local platforms in the major beer markets of the world. We run operations in 21 countries across the Americas, Europe and Asia Pacific, and have strategic minority stakes in various brewers around the globe.

Our strength is our brand portfolio: a combination of local brands with international premium and speciality beers, designed to meet all consumer tastes.

It gives us leadership or a number two position in most markets where we operate.

Registered Trademarks

Introduction


IMPORTED
STELLA
ARTOIS
LEUVEN

The story of size wise

Let us take up the story where we left it last time. We told you that size wise was about a journey we had been on for the past ten years. It was deliberately designed to change three things. First, the scale of the company, to put us among the world leaders in the industry. Second, the geographic footprint, to give us organic growth potential with acceptable risk. And third the brand portfolio, to achieve an overweighting in the real growth and profit segment of the future – the international premiums and specialities.

Now, as the journey continues, we are taking the notion of size wise and developing it. The essence of size wise is the combination of organic growth and external growth. In the past few years our external growth has been given impetus by the increasing consolidation of the beer industry. We went early into the game, and were active and quick. We made sure that we were one of the few players driving the process. Without this effort, we would have remained a regional brewer without scale. In the coming phase, a more consolidated environment may offer fewer opportunities. But the opportunities for organic growth are undiminished.

The virtuous circle

A simple sketch sums up our view of organic and external growth – the Interbrew virtuous circle. One feeds the other, in a continuous loop. Existing operational strengths drive the pattern of our external expansion, as opportunities to enter a new country arise. Such acquisitions give us extra starting points for organic growth.



The nature of that growth may then prompt supplementary or complementary acquisition. Although the two go hand in hand, organic growth and external growth are chalk and cheese. External growth is a discrete event: organic growth is a continuing process. External growth represents a brief moment of expansion compared with the steady years of organically building the business.

Organic growth is an attractive theme, because it brings employees to the fore. To do more with what you have is, above all, an inclusive idea. That is another reason why we have chosen an organic focus for this annual report. The company is still in the consolidation arena, interested in fewer, more strategic deals which reinforce existing positions. But organic growth is the heart of what we do.

Key figures – five year review

Volume (million hectolitres) [1]


45
56
76
97
102
98
99
00
01
02

Employees


16,727
24,348
34,203
37,617 (2)
35,044 (2)
98
99
00
01
02

Net turnover (million euro)


2,715
3,244
5,657
7,303
6,992
98
99
00
01
02

EBITDA (million euro)


651
756
1,156
1,533
1,394
98
99
00
01
02

Pay out ratio (%)


25.2
25.6
33.1
25.8
26.2
98
99
00
01
02

Dividend per share (euro)


0.15
0.18
0.21
0.29
0.33
98
99
00
01
02

[1] Including pro rata volumes of minority stakes (full year) and including 2002 volumes of Gilde Brauerei (full year)
[2] Employee number based on full-time equivalents

Million euro, unless staded otherwise	2002	2001	2000	Non IAS 1999	Non IAS 1998
Net turnover [1]	**6,992**	7,303	5,657	3,244	2,715
EBITDA [2]	**1,394**	1,533	1,156	756	651
Profit from operations, pre restructuring charges	**836**	884	533	419	383
Profit from operations	**728**	884	533	419	383
Net profit from ordinary activities	**467**	537	271	230	190
Net profit	**467**	698	(964)	230	190
Earnings per share before goodwill and restructuring [3][4] (euro)	**1.51**	1.44	1.04	0.82	0.69
Dividend per share [3] (euro)	**0.33**	0.29	0.21	0.18	0.15
Pay out ratio (%)	**26.2** [5]	25.8 [6]	33.1 [7]	25.6	25.2
Weighted average number of ordinary shares (million shares)	**431**	429	335	323	322
Fully diluted weighted average number of ordinary shares (million shares)	**435**	434	343	332	336
Share price high (euro)	**34.5**	37.5	38.1	N/A	N/A
Share price low (euro)	**19.1**	25.5	34.0	N/A	N/A
Year-end share price (euro)	**22.5**	30.75	37.12	N/A	N/A
Market capitalisation	**9,712**	13,257	15,865	N/A	N/A
Return on invested capital (%), pre restructuring	**10.7**	11.4	11.4	10.4	12.6
Return on invested capital (%)	**9.4**	11.4	11.4	10.4	12.6
Net capex	**510**	488	425	231	165
Cash flow from operations	**1,045**	1,053	871	523	438
Cash interest coverage	**6.8**	5.4	2.8	4.1	4.8
Net financial debt	**2,583**	2,662	2,906	2,061	1,750
Debt equity ratio	**0.55**	0.55	0.71	1.34	1.53

[1] Turnover less excise taxes
[2] Profit from operations plus depreciation and amortisation
[3] Adjusted for stock splits
[4] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the weighted average number of ordinary shares
[5] Based on net profit from ordinary activities (467m euro), excluding the net after tax impact of restructuring charges (78m euro), bringing the pay out basis to 545m euro
[6] Based on net profit from ordinary activities, excluding the Carling contribution
[7] The previously published 27.7% was calculated on the non IAS net profit excluding Bass write-off

Letter to shareholders



The Interbrew of today

Each year is a new phase in the Interbrew story. You know of our rapid external growth over the past ten years – the way we have created, step by step, a company with bigger scale, better geographic balance, and richer brands. We have pride in that achievement, but make it no secret that there are areas where we can still improve. In running the business in the past few years, we have been affected by a series of major external events – the flow of transactions, the IPO and competition issues in the UK. Operationally, we must now further improve performance. Although we have a strong record of organic EBITDA growth, we know we can do better. Organic growth has now become an increased area of focus.

Our starting point

Where does the company stand today? We report a strong performance. The business is running well in all developed markets and most emerging markets. As people will know, we suffered two weaknesses in our 2002 operations – Russia and Bulgaria. These events are small in overall terms, but big in terms of awareness. We will explain these situations, and tell you what we are doing about them.

Let us take Bulgaria first. In a volatile market, a 30% price gap opened up below our core brands, as the value segment grew and PET plastic bottles took off. Our market share was hit hard. However, we launched the "back to core" plan for Kamenitza in December, and introduced both Kamenitza in PET and a new premium brand Kamenitza Extra. Latest news is, we are gradually getting back on track.

We also made good progress after a difficult summer in Russia. In that country we took over in 1999 a business with different breweries and different brands. We had to improve the quality of the liquid, create a coherent portfolio of core brands across price segments, and make these nationally available by cross-brewing to an identical quality in each geography. It became crucial to rectify the absence of some packaging forms, since the market was moving fast in terms of segment change, as well as distribution evolution and consumer appetite for the new.

The evolution of our market share in 2002 was held back by the price positioning of some products, and the lack until July of the fastest growing pack formats of PET and cans. Hence we missed some of the industry upside in the summer.

The progress made since then is reflected in our volume performance in the final quarter, when our national market share rose to 12.4% compared with 11.3% during the same period in 2001. We carried out a major programme of quality and PET/can investment in 2002, and are now in a much better position to take advantage of market growth. But we don't underestimate the challenges of such a volatile market. In going back to basics, getting distribution, building trial, and working with our brands, we regained vital share. None the less it will be a long, steady and patient journey.

During the year litigation delayed the integration of Beck's into Labatt USA. This had no impact on the overall valuation we placed on the business, though it certainly affected investor sentiment. So far as 2002 is concerned, the lack of US synergies was more than offset by expectations being exceeded in other results of the Beck's acquisition – in Beck's home market, from the disposal of the glass business, and through new licence income. Meanwhile Beck North America continued as a stand-alone platform in the US.

As we go to press, the US court has not yet delivered its ruling on the integration. However, we have created options to cover every outcome. It may well be that the issue has been settled by the time this report appears, ending the uncertainty.


BODDINGTONS


Diebels

Building for the future

How do we sustain growth in the future? Certainly not by ducking hard issues. And the company had several to tackle last year. We faced the reorganisation of both our logistics in the UK and our industrial platform in Western Europe, as well as a lock-out in our largest brewery in Canada and a strike in Montenegro. If we had not dealt with these issues, it would certainly cost us in the coming years. But dealing with them immediately cost us *today*. The bill for achieving a more flexible labour agreement in Canada and resisting illegal strike action in Montenegro was, of course, a normal part of doing business. The two restructuring issues in Western Europe involved one-off costs – 64m euro to outsource secondary distribution in the UK, and 44m euro to scale down the Boddington's Brewery and close Breda. The payback on all these decisions is compelling.

We resisted the temptation to take the short-term view, even though it meant a one-off charge to our accounts in 2002. Clearly, the costs in the short term are justified by the long-term gains. This was a size-wise decision, treating the loss of immediate profit as an investment bringing good returns.


Kamenitza

Letter to shareholders

Our performance in 2002

Our reported results are affected by the sale of Carling. Net turnover was down by 4.3%, while controlled volumes declined by 3.7%. Our EBITDA fell by 9.1%, and EBIT by 17.6%. Reported net profit from ordinary activities dropped by 70m euro to 467m euro.

These reported figures include the restructuring charges related to the outsourcing of our secondary distribution in the UK and the review of our industrial footprint in Western Europe. If these are taken out of the calculation, our net profit from ordinary activities increases, as it rises to 545m euro before restructurings. This leads to earnings per share before goodwill and restructuring of 1.51 euro.

Our reported figures were also affected by other scope changes. It was in February 2002 that we sold Carling Brewers, and during the year we made some major acquisitions. Underlying the figures is a strong organic performance. This has been a hallmark of the company over the past few years, and 2002 was no exception. Our net turnover grew organically by 3.3%, compared with a volume increase of 2.1%. EBITDA rose by 9.0%, and EBIT by 11.5%. While these figures do not take into account the restructuring charges, they do include the costs of the lock-out in Canada.




Union

Interbrew is delivering organic growth year after year. Yet our share price at year end was down 32% from the IPO level. But since the IPO in December 2000, we have grown the net profit from ordinary activities by 72%. So we believe we are doing our side of it well. We are gaining strong returns from a beer business of high potential.

The year's other achievements

BRANDS Our beers come first with us, and we have some excellent initiatives to report. As part of the negotiated conclusion to the Bass story, we reached agreement to take over the management of Bass ale in the US as from July 2003. The brand will strengthen the value of our portfolio in the on-premise environment. This addition makes us the number two US import beer business, with four of the top ten import brands. We also found a solution for our mainstream brand issue in the UK, with a new licence for Castlemaine XXXX as from January 2003, replacing Heineken at the end of its contract in March 2003.

EXTERNAL EXPANSION Our growth around the world continued in the country with the highest consolidation potential, Germany, as well as in the market promising the greatest expansion, China. In Germany, the largest beer market in Europe, we acquired a controlling stake of 85.4% of Gilde Brauerei in Hannover in December for a historic EBITDA multiple of 8.6. The deal brought us Hasseröder, a strong core brand with potential to expand, and a good portfolio fit with our existing operations. In China, a market promising average per capita consumption increases of 6 to 8% a year over the next five years, we took two steps forward. We signed an agreement to acquire a 70% stake in the brewing operations of the KK Group, and took a 24% stake in Zhujiang, China's fifth largest brewer which leads the market in Guandong. The acquisitions were part of a realistic strategy of focusing on a defined geographic area of high economic activity, the coastal area of China where GDP per capita is three times that of the interior.

OUTSTANDING ISSUES Quiet and patient work behind the scenes allowed us to collect a payment of 92m euro from the Brascan Group, in a settlement of the dispute dating from the Labatt acquisition in 1995. Similarly, we are working hard to negotiate a satisfactory outcome in Slovenia, where the number one brewer Pivovarna Lasko holds a 24% stake in Pivovarna Union, the number two, in which we have a stake of 41.2%.

Update on Beck's

It was one of the year's achievements that we were able to integrate Beck & Co in Germany in a record time of 78 days. Rather than impose Interbrew solutions, we set up 21 joint teams to resolve integration issues large and small, and gained a high level of commitment and alignment with the choices made. As for the wider story, we now give you the full update on Beck's promised a year ago.


REG.
TM.
BECK'S
REG.
TM.
BECK'S

"The Beck's story within Interbrew is just beginning.
This is a brand with the world at its feet."


HOT-DOG
BECK'S
AT&T
BECK'S

Letter to shareholders

We didn't buy Beck's for the cost synergies, but for the superb brand opportunity. Let's start in Germany. Beck's was originally an export brand. In fact it was not available in its home market until 1949. Yet it now has such a following in Germany that loyal consumers expressed initial doubts about the impact of foreign ownership. As it turned out, concerns were allayed and the brand did better than before, with volumes up by 7.8% compared with 2001. It helped that we made the philosophical choice to run the business with local management.

In Beck's top three export markets, progress in the US was put on hold by the business uncertainty, while growth continued in Italy and the UK. Elsewhere, new opportunities were opened up by the link with Interbrew. These are discussed in detail on page 25, where you will see that there has been positive advance in existing Interbrew markets and with an existing Interbrew partner.

In financial terms, the acquisition of Beck & Co exceeded its business plan, and is fulfilling our expectations. We were able to deal quickly with the sale of the Nienburger glass business (October), and the Rostocker brewery in the north east of Germany which did not fit within our portfolio (November). From the start these were assets held for sale, and accordingly we did not consolidate the results of these operations in our figures.

Conclusion

As we look back over the past few years, we pay tribute to the leadership of Hugo Powell, first in North America and then as chief executive officer since 1999. He retired at the end of 2002 after steering Interbrew through a crucial period in its expansion and evolution. Under his leadership, the company built an impressive track record in the consolidation of the world brewing industry, and outperformed its peers in both sales and earnings growth. His tenure marked a turning point in the emergence of Interbrew on the global stage, as we defined and implemented our vision as The World's Local Brewer©.

John F. Brock assumed his position as chief executive officer on 3 February 2003, bringing to Interbrew extensive experience in international business and the world of beverages in particular. He has successfully developed global brands, and led acquisitions in the Americas, Asia and Europe, which has prepared him for the leadership role in Interbrew.

Looking ahead, as we build on what has been achieved, we are more focused than ever on operational performance. In the past few years our underlying organic growth has to some extent been obscured by the sheer scale of our geographic expansion. In this annual report it is centre stage. During 2002 we have become more organised in our value creation processes. We have put in place new building blocks of organic growth, and look forward to reporting on the difference this makes in 2003.



Pierre Jean Everaert
Chairman of the Board

John F. Brock
Chief Executive Officer

A guide to the brands


©Maps in Minutes™ (2003)

GLOBAL POWERHOUSE BRANDS

Stella Artois is now the world's No.6 international premium lager

Beck's is the leading international premium lager from the country which is synonymous with beer – Germany

GLOBAL STRATEGIC SPECIALITY BRANDS

Hoegaarden inspired the Belgian white beer revival

Leffe is the world's leading abbey beer

MULTI-COUNTRY TARGETED BRANDS

Bass ale is a beer whose pedigree goes back to the early ages of branding

Staropramen, the pride of Prague, has emerged as a brand with cross-national potential

KEY

Countries where Interbrew has a subsidiary or minority stake

Countries where Interbrew has a licence agreement

Countries where Interbrew beers are distributed

THE AMERICAS



ASIA PACIFIC

WESTERN EUROPE

CENTRAL EUROPE

EASTERN EUROPE

* Brewed under licence

** Registered brands owned by our partners (see inside cover)

A guide to the business

	Volumes all products (million Hl)	Market position	Market share	Number of breweries	Trading names	Participating interest
The Americas	23.4m					
Canada	9.5m	No. 2	43.0%	8	Labatt Brewing Company	100%
Cuba	0.7m	No. 2	31.7%	1	Bucanero	50%
USA	6.6m	No. 2 [1]	16.9% [2]	1	Labatt USA	70%
					Beck's North America	100%
Mexico	6.6m [3]				Femsa Cerveza [10]	30%
Western Europe	40.5m					
Belgium	6.4m	No. 1	56.1%	4	Interbrew Belgium	100%
France	2.7m	No. 3	9.8%	0	Interbrew France	100%
Luxemburg	0.2m	No. 1	40.6%	1	Brasseries de Luxembourg Mousel-Diekirch	92.9%
Netherlands	2.7m	No. 2	14.7% [4]	3	Interbrew Nederland	100%
UK	14.0m [5]	No. 3	16.6%	5	Interbrew UK	100%
Germany	10.2m [6]	No. 3	7.0%	5	Interbrew Deutschland	100%
					Gilde Brauerei	85.4%
Spain	0.6m [3]				Damm [10]	12.6%
Italy	1.1m	No. 4	6.5%	0	Beck's Italia	100%
Export / Licenses as handled by W-European affiliates	2.6m [8]					N/A
Emerging Markets	34.5m					
Bosnia-Herzegovina	0.1m	No. 4	8.3%	1	Uniline	59.2%
Bulgaria	0.9m	No. 2	22.6%	3	Kamenitza	84.7%
Croatia	1.7m	No. 1	45.9%	1	Zagrebacka Pivovara	71.9%
Czech Republic	2.6m	No. 2	13.8%	3	Prague Breweries	99.6%
Hungary	2.3m	No. 1	30.4%	1	Borsodi Sörgyar	98.5%
Montenegro	0.3m	No. 1	60.0%	1	Trebjesa	72.7%
Romania	1.5m	No. 3	12.5%	3	Compania de Distributie National	96.2%
					Interbrew EFES Brewery	50%
Slovenia	0.4m [3]				Union [10]	41.2%
Serbia	0.2m [3]				Apatin [10]	9.3%
Russia	8.2m	No. 2	12.1%	8	SUN Interbrew	68%
Ukraine	5.5m	No. 1	32.2%	3	SUN Interbrew	66.3%
China	0.6m		42.0% [7]	2	Nanjing Jinling Brewery	60%
	1.8m [3]				Zhujiang Brewery [10]	24%
South Korea	7.9m	No. 2	42.6%	3	Oriental Breweries	50%
Namibia	0.5m [3]				Namibia Breweries [10]	28.9%
Global Exports / Licences [3]	2.3m					

(1) Within segment "Imports"
(2) Within segment "Imports and Domestic Specialities"
(3) Pro rata volumes full year
(4) Excludes domestic subcontracting
(5) Excludes Beck's UK volumes; includes Tennent's/Bass as integrated in the own affiliate; excludes 5 weeks of the Carling Brewers business (1.1m)

Global brands	Main local brands
Stella Artois, Beck's, Leffe, Hoegaarden, Bass	Labatt Blue, Blue Light, Kokanee, Alexander Keith's, Wildcat, Boomerang, Budweiser [9]
	Cristal, Bucanero [11]
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Rolling Rock, Labatt Blue, Blue Light, Sol [11], Dos Equis [11]
	Carta Blanca [11], Dos Equis [11], Noche Buena [11], Sol [11], Superior [11], Tecate [11]
Stella Artois, Beck's, Leffe, Hoegaarden, Bass	Jupiler, Belle Vue
Stella Artois, Beck's, Leffe, Hoegaarden, Bass	Loburg
Stella Artois, Leffe, Hoegaarden	Diekirch, Mousel
Stella Artois, Beck's, Leffe, Hoegaarden	Dommelsch, Oranjeboom, Hertog Jan
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Tennent's, Boddington, Whitbread
Beck's, Staropramen	Diebels, Dimix, Haake-Beck
	Hasseröder, Gilde
	Damm Estrella [11], Damm Xibeca [11], Damm Sin [11]
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	Tennent's
Stella Artois, Beck's	Ozujsko
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen	Kamenitza, Astika, Burgasko, Pleven
Stella Artois, Beck's, Leffe, Hoegaarden	Ozujsko, Izzy
Stella Artois, Leffe, Hoegaarden, Staropramen	Branik, Ostravar, Velvet, Kelt, Mestan
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen	Borsodi Sör, Holsten [9]
Stella Artois, Beck's, Staropramen	Niksicko
Stella Artois, Leffe, Hoegaarden	Bergenbier, Noroc, Hopfenkönig
	Union, Fructal [11]
	Jelen [11]
Stella Artois, Beck's, Staropramen	Klinskoye, Tolstiak, Sibirskaya Korona, Bag Beer, Volzhanin
Stella Artois, Beck's	Chernigivskoye, Taller, Yantar, Rogan
Beck's	Jinling, Yali
	Zhujiang [11], Supra [11], Zhujiang Fresh [11]
Beck's, Leffe	OB Lager, Cass, Cafri, Budweiser [9]
Beck's	Windhoek Export Lager [11], Windhoek Special [11]
Stella Artois, Beck's, Leffe, Hoegaarden, Staropramen, Bass	

(6) Including volumes of Gilde Brauerei acquired in Dec. 2002 (4.2m in Germany - 0.6m export - full year)
(7) Share within own business area
(8) Sales under responsability of the central International departement; including Beck's UK
(9) Brewed under license
(10) Minority stake
(11) Registered brands owned by our partners (see inside cover)

Corporate governance

The corporate governance rules established by the Interbrew board of directors support our business ambitions. They ensure that the company is effectively run and properly controlled. Without limiting vision or hampering swift action, the rules put a framework of best practice, clarity and right thinking around the company. The way powers and responsibilities are divided between the board of directors and executive management ensures that all key people give Interbrew the two kinds of leadership it needs – one based on control, and one based on advance. The essential discipline within the company provides a base on which we can build our dream of the Interbrew of tomorrow. The rules are tough in order to give us all confidence – outsiders and insiders alike – that Interbrew pursues its destiny along a proper path.

Directors	Term expires
Pierre Jean Everaert* – chairman [1]	2006
Charles Adriaenssen [1]	2006
Allan Chapin*	2005
Jean-Luc Dehaene*	2004
Bernard Hanon* [1]	2004
Peter Harf*	2005
Remmert Laan	2004
Baron Frédéric de Mevius [1]	2006
Count Arnoud de Pret Roose de Calesberg	2005
Viscount Philippe de Spoelberch	2004
Kees J. Storm*	2005
Alexandre Van Damme	2004

Chief Executive Officer
John F. Brock
Corporate Secretary
Patrice J. Thys

*independent director
(1) mandate renewable on 29 April 2003

The Board of Directors

POWERS AND RESPONSIBILITIES

The board is the ultimate decision-making body, except for the powers reserved to the shareholders' meeting by law, or by the charter. The board decides the company's strategy, the long-range plan, and all major investments and divestments. It also controls the implementation of the decisions that result. The board appoints the chief executive officer and members of the three board committees. It also decides, taking note of the CEO's recommendations, on the structure of the group, major or long-term transactions, the appointment or dismissal of members of the executive management, the budget, and investment plans.

STRUCTURE Board members are selected by the board itself and appointed by the shareholders' meeting. The chairman is appointed by the board from among its members. Directors are appointed for three years, and must retire after the shareholders' meeting following their 70th birthday. A minimum of six directors shall be independent of shareholders exercising a decisive or significant influence on Interbrew's policy. They shall be specifically chosen for their particular professional expertise. Current members are shown above.

Pierre Jean Everaert (63, American) has served as a director of Interbrew since 1997. He serves on the boards of Banque Paribas PAI Group (France), T.I.A.S. (Netherlands), and Eagle Pitcher (US).

Charles Adriaenssen (46, Belgian) has been an Interbrew board member since 2000. He is managing director of the CA&P Group (Belgium).

Allan Chapin (61, American) has been a director of our company since 1994. He is managing director of the Compass Investment Bank in New York.

Jean-Luc Dehaene (63, Belgian), eminent Belgian politician and current vice chairman of the European Convention, has served on our board since 2001. He is also a board member of Umicore, Telindus, Domo and Corona Lotus (Belgium).

Bernard Hanon (68, French), a director of Interbrew since 1990, has been general manager of Hanon Associates in Paris since 1986.

Peter Harf (56, German) joined the Interbrew board in 2002. He is chairman and CEO of J.A. Benckiser, deputy chairman of Reckitt Benckiser in London, chairman of Coty in New York, and a director of Brunswick (US).

Remmert Laan (60, Dutch) has been a director of Interbrew since 1998. He is a senior advisor to Lazard, and vice chairman of the supervisory board of Vedior (Netherlands).

Baron Frédéric de Mevius (43, Belgian) joined the Interbrew board in 1991. He is the managing director of Verlinvest (Belgium), a private holding company.

Count Arnoud de Pret Roose de Calesberg (57, Belgian) has been a member of Interbrew's board since 1981. He holds several mandates within the Umicore Group and Delhaize (Belgium).

Viscount Philippe de Spoelberch (61, Belgian) has served on Interbrew's board since 1977. He is a member of the board of Floridienne (Belgium) and other private holding companies.

Kees J. Storm (60, Dutch) a director of Interbrew since 2002, is a member of the supervisory board of Koninklijke Wessanen, Laurus, KLM, Aegon, and Pon Holdings (Netherlands).

Alexandre Van Damme (41, Belgian) has been a director since 1992. He is a director of Patri (Luxemburg).

FUNCTIONING The board meets regularly and as frequently as required by the company's interests. If an urgent issue arises between meetings, it can be dealt with immediately by a conference call. In 2002 the board held 10 ordinary and 7 special meetings. These were held several times in countries where Interbrew has subsidiaries, to allow directors to learn more of the local situation, issues and activities.

The board is a collegial body. It can only deliberate if a majority of its members are present or represented. Each director can appoint another member of the board to represent him and vote in his name. A director can represent only one other director. The average attendance rate at board meetings in 2002 was 90% for the ordinary meetings and 70% for the special meetings. Decisions are made by a simple majority of the votes cast. In the event of a tie, the vote of the chairman is decisive. Any director with a conflicting financial interest must bring this to the notice of both the statutory auditors and fellow directors, and take no part in related deliberations.

Directors have access to all the corporate information they need to fulfil their fiduciary duties. Administrative assistance is provided by the corporate secretary, who organizes and attends the meetings of the board. In addition, a formal procedure allows directors to obtain advice from independent experts. On occasion a director may be granted a special mandate, after the board has determined the mandate's duration and objectives. Mandated directors report regularly to the board. Certain directors also serve on the three board committees – the Strategy & Business Development Committee, the Audit & Finance Committee, and the Human Resources & Nominating Committee.

Corporate governance

Chief executive officer and corporate committee

The chief executive officer (CEO) is in charge of Interbrew's day-to-day management, and has direct operational responsibility for the entire company. He chairs the corporate committee, which decides among other things on major short-term financial transactions, short-term fund management, capital contributions, and property transactions. In addition the corporate committee examines all the issues on which the CEO puts recommendations to the board, and makes all executive appointments below executive management level.

The chief operating officer is a member of the corporate committee and chairs the operating committee, which aligns operations and organic developments in the different countries. Both the corporate committee and the operating committee meet at least once a month.

The CEO makes recommendations to the board on members to be appointed to the two committees, who together form the executive management of the company. Normally executives retire at the end of the year following their 65th birthday. Details of Interbrew's corporate committee are given on page 21.

Board committees

The board of directors is assisted by three formal committees.

The Strategy & Business Development Committee advises the board on strategy, partnerships, acquisitions and divestments. The committee has five board members and four executive members from the corporate committee, including the CEO. It met 9 times in 2002.

The Human Resources & Nominating Committee advises the board on the management of human resources, particularly in relation to performance monitoring, management succession planning and remuneration. Details of the role this committee plays with respect to the compensation of the board and the executive management are given in the section on remuneration on page 18 and 19. It met 6 times in 2002.

The Audit & Finance Committee assists the board in its responsibility for control of the company, particularly in relation to the roles of statutory auditors and internal auditors, and the way they work together. The CEO, some members of the executive management and Interbrew's statutory auditors attend its meetings when necessary, but the committee meets in their absence at the request of the statutory auditors or corporate audit director, or if any of its members so requests.

The committee operates on lines laid down in a charter, which was most recently amended by the board of directors in December 2002. Responsibilities are clearly defined.

Interbrew's management prepares, presents and ensures the integrity of the company's financial statements. It is also responsible for the principles which govern the company's accounting and financial reporting, as well as for internal controls and procedures designed to assure compliance with accounting standards, the law and regulations. The statutory auditors are responsible for auditing the company's financial statements, and expressing an opinion as to their conformity with the International Financial Reporting Standards (formerly named IAS).

The Audit & Finance Committee oversees management as it carries out these responsibilities. Accordingly, it considers the audited financial statements, and discusses them with management and the statutory auditors before it submits them to the board. The committee also evaluates the statutory auditors' independence by discussing with them their written statement delineating all relationships with the company. The committee met 7 times in 2002.

"Bass ale's red triangle was painted by Manet in 'Un bar aux Follies-Bergères' in 1882 and gave the brand its spine of authenticity."


Bass

Corporate governance

Members of the three board committees are selected by the board from among the directors, while certain top executives sit *ex officio*. Current membership is as shown on the right.

Audit & Finance Committee	
Pierre Jean Everaert (chairman)*	Count Arnoud de Pret Roose de Calesberg
Allan Chapin*	Kees J. Storm*
Baron Frédéric de Mevius	
Human Resources & Nominating Committee	
Pierre Jean Everaert (chairman)*	Allan Chapin*
Charles Adriaenssen	Viscount Philippe de Spoelberch
John F. Brock**	
Strategy & Business Development Committee	
Pierre Jean Everaert (chairman)*	Peter Harf*
John F. Brock**	Luc Missorten**
Stéfan Descheemaeker**	Patrice J. Thys**
Viscount Philippe de Spoelberch	Alexandre Van Damme
Bernard Hanon*	

* independent director
** corporate committee member

Remuneration

Our philosophy on remuneration is to fix rewards competitively and equitably to motivate and develop our people, and support the growth of our worldwide business. We ask for performance in terms of superior profit, continued personal growth and respect for those we serve. Rewards are differentiated over time, based on results and competencies achieved. Our compensation and reward programmes are overseen by the Human Resources & Nominating Committee (HR&NC).

The level of rewards is attuned to the markets in which Interbrew operates. Total compensation (including base pay and variable pay) links performance to the current practice of comparable companies for similar positions – with median performance matched to the market average, and superior results matched to the top quartile. Benefits, including pension programmes as well as health and welfare schemes, are benchmarked against comparable positions and markets.

BOARD REMUNERATION The HR&NC benchmarks directors' compensation against peer companies to ensure that it is competitive. Compensation is linked to the time committed to the board and its various committees. A fixed annual fee is based on ten board meetings and the normal number of committee meetings a year. The fee is supplemented for each additional meeting, or reduced each time a meeting is not attended. The chairman's fee is double that of other directors. In addition board members are granted a number of stock options under the long-term incentive plan.

EXECUTIVE REMUNERATION
The HR&NC oversees executive remuneration. It submits to the board for approval recommendations on the compensation of the chief executive officer, and on the company's long-term incentive plan. It approves the recommendations of the chief executive officer on compensation for members of the corporate and operating committees, and on the individual level of participation in the long-term incentive plan.

Once a year the HR&NC receives independent information from industry experts on current remuneration levels in relevant industries and geographies, in order to ensure that executive compensation is in line with Interbrew's philosophy on competitive rewards. The base pay component of compensation to executive management is reviewed annually. It is primarily an individual incentive, targeted to the median for comparable positions and companies. The variable pay component includes short-term and long-term incentives – an annual bonus and stock options. It is primarily a team incentive based on growth, designed to pay an average reward for average results, and superior rewards for superior results.

An annual bonus plan is approved each year by the HR&NC. Payment levels are linked to the audited consolidated earnings before interest and taxes, and to year over year changes, both positive and negative, in return on cash capital employed and/or market share. This incentive is designed to equalise the challenge to all members of Interbrew's executive management across the world.

The long-term incentive plan was adopted in June 1999. The General Shareholders' Meeting authorised the board to issue registered subscription rights principally to executive officers and managers and secondarily to certain directors. Such issue must satisfy conditions relating to limitation or cancellation of shareholders' preferential rights. Each subscription right entitles the holder to subscribe for one share, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of ten years, and become exercisable over a three-year period.

	No. of subscription rights offered	Offer date	Exercise price (euro)
Directors	48,600	13 June 02	32.70
	77,112	10 December 02	21.83
Corporate committee	35,000	13 June 02	32.70
	600,000	10 December 02	21.83
Managers & others	52,760	14 March 02	28.87
	149,025	13 June 02	32.70
	2,010,815	10 December 02	21.83
	2,973,312		

The total number of subscription rights outstanding under the long-term incentive plan is 9,535,637.

	No. of subscription rights outstanding	Voting power attached to the subscription rights
Directors	264,912	0.06%
Corporate committee	1,201,604	0.28%
Managers & others	8,069,121	1.87%
	9,535,637	

REMUNERATION IN 2002 In 2002 the total fees earned by board members amounted to 1 million euro. The fixed salary earned by members of the corporate committee was 8 million euro, while they also earned a bonus of 7 million euro. In 2002 the board of directors offered 2,973,312 subscription rights under the long-term incentive plan.

REMUNERATION OF AUDITORS The general meeting of shareholders determines the remuneration of auditors for their services in connection with the audit of our financial statements. Their 2002 fee for these services was 3.7 million euro (2001: 3.0 million euro), excluding value-added tax. Our statutory auditor is KPMG, represented by Erik Helsen. Information on the auditor's other assignments and related fees is given in note 34 to the consolidated financial statements.

Corporate governance


ALTERNATIVE ROCK
ROLLING ROCK
CLASSIC ROCK

	Number of shares (31 December 2002)	% of voting rights attached to shares
1. Stichting Interbrew	275,056,026	63.72%
2. Fonds Interbrew Baillet-Latour	3,370,800	0.78%
3. Fonds Verhelst	4,494,000	1.04%
	282,920,826	65.54%

EMPLOYEE SHARE PURCHASE PLAN (ESPP) In 2000 and 2001 we put in place an ESPP under which most employees worldwide had the opportunity to purchase Interbrew shares at a 20% discount to the average price over the previous 30 days. As a result of such payments, the employees acquired 0.15% of the capital of the company. The plan was not renewed in 2002.

Other items

INTERESTS IN TRANSACTIONS
Our directors, executives and auditors have had no interests in any Interbrew transaction with unusual terms. A report on conflicts of interest (according to the Belgian law) is given in note 34 to the consolidated financial statements. Transactions with directors and corporate committee members are outlined in note 31.

DIVIDENDS Our policy is to retain the majority of our earnings to finance future growth. We intend to use between 25% and 33% of our net profit from ordinary activities to pay dividends.

ENVIRONMENT, HEALTH AND SAFETY POLICY We are committed to conducting our business in a socially responsible way, in order to protect our employees, stakeholders, customers, consumers and the environment. In 2001 a new environment, health and safety (EHS) policy was drawn up, setting out the principles we want to act on all over the world. It provides guidance to all our personnel, especially our management people and EHS professionals. Key issues covered are the continuous improvement of our EHS performance, compliance with legal requirements, consultation with employees and the authorities, the definition of concrete objectives and clear targets, and the clarification of employee and management responsibilities.

Shareholding structure

The most recent notification of major shareholdings, made under Belgian law as per 31 December 2002, indicates that three organisations acting in concert hold 282,920,826 ordinary shares of the company as shown above.

Shareholders' arrangements

Our controlling shareholder is Stichting Interbrew, a foundation organised under the laws of the Netherlands. The holders of certificates issued by Stichting Interbrew relating to specific shares are not entitled to require the exchange of their certificates for shares in our company before 30 June 2004. After that 12 months' notice is required. However, holders of each class (A, B or C) of certificates may at any time (subject to any applicable lock-up restrictions) freely exchange certificates for shares, provided, inter alia, that the number of outstanding certificates of each class does not fall below 84 million (or 252 million for the three classes taken together).

Stichting Interbrew could only be dissolved if it no longer held any certified shares, or if an 85% majority of the holders of certificates decided for dissolution at a general meeting, following a proposal by the Stichting Interbrew board of directors.

Stichting Interbrew has entered into voting agreements with Fonds Interbrew-Baillet Latour and Fonds Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

Honorary chairmen

Raymond Boon-Falleur
Jacques Thierry
Baron Paul De Keersmaeker

Who's who: the corporate committee

John F. Brock
CHIEF EXECUTIVE OFFICER

John F. Brock (54) joined Interbrew as Chief Executive Officer in February 2003, bringing to the company 20 years' experience in the global beverages industry. An American citizen, he built up a broad base of business expertise over 11 years in Procter & Gamble, before joining Cadbury Schweppes North America in 1983. He held a number of senior positions in various geographies which culminated in his joining the board and being appointed managing director of the group's global beverages business in 1996. On the back of his success in this role, he was asked to take responsibility for Cadbury Schweppes' confectionery operations as well, and became Chief Operating Officer in 2000. The respect he commanded among his peers led the US beverage industry to name him "Executive of the Year" in 2000.

His track record includes significant achievements in both internal and external growth. He led the development of excellent growth in the company's core confectionery markets of UK, Ireland and Australia, and was instrumental in Cadbury Schweppes' acquisition of Dr Pepper/Seven Up and Snapple in the US, and Orangina and Hollywood Chewing Gum in France.

John F. Brock has lived in Europe for the past seven years. He is a non-executive director of Reed Elsevier plc and a director of the Georgia Institute of Technology President's Advisory Board.

Stéfan Descheemaeker
CHIEF STRATEGY & BUSINESS DEVELOPMENT OFFICER

Born 1960; Commercial Engineer Solvay, University of Brussels (ULB), 1983; started career as consultant, departmental staff of the Minister of Finance, Brussels, 1984; joined Interbrew as director, corporate strategy, 1996.

Jerry Fowden
CHIEF OPERATING OFFICER

Born 1956; BSC Honours in Food Science and Management Studies from the University of London. He held several positions with Mars, PepsiCo, Hero and the Rank Group and was COO of Bass Brewers from 1992 to 1996. He joined Interbrew as CEO Bass Brewers in 2001.

Luc Missorten
CHIEF FINANCIAL OFFICER

Born 1955; law degree from University of Leuven (KUL); Certificate de Hautes Etudes Europeennes, College of Europe, Brugge; master of laws from University of California at Berkeley; joined Citibank N.A., 1981; began career at Interbrew as Corporate Finance Director, 1990.

Patrice J. Thys
CHIEF LEGAL & CORPORATE AFFAIRS OFFICER AND REGIONAL PRESIDENT, CHINA

Born 1955; law degree University of Louvain (UCL), Certificates in International and European Law, University of Leiden, Netherlands, Master Degree, University of Chicago, started career with F.N. Manufacturing Inc. (South Carolina/USA), 1980; joined Interbrew as general counsel, 1989.

Peter Vrijsen
CHIEF HUMAN RESOURCES OFFICER

Born 1954; Master degree of Organisation Development (University of Tilburg). Held several international HR positions with General Electric, Royal Packaging Van Leer and Metro/MAKRO. Joined Interbrew as Chief Human Resources Officer in 2003.

Focus on consumers and customers

The 40 billion moments of enjoyment



"A beer in a million, glowing with heritage, Stella Artois is making its way to the hearts of consumers around the globe."


STELLA ARTOIS
STELLA
ARTOIS
STELLA ARTOIS

The brand story


Leffe


Bass

Introduction

Annual reports are usually about the actions a company initiates. But the really important actions are the ones that individual consumers initiate. Our success can have only one starting point – people deciding that they want to buy our beer. In that sense, consumers drive our business. Our job is to stimulate them to choose us, because they know the pleasure lying ahead. Our business is essentially about the 40 billion or so moments of enjoyment, as each individual drinks our brands, and feels the physical satisfaction and emotional well-being they associate with our beers.

The millions of hectolitres we produce each year are a total large enough for every person in the world to have six glasses of beer. But behind the big numbers are only individuals. We see each brand as a brand of one person, not a brand of a million. Each consumer chooses for him or herself, and our energy is poured into making a bond with that individual. We have love for our brands, and try to share it with the world. In this section we report on how that love story is going.

Introduction on our global brands

During 2002 we stratified our global brands with more precision. To clarify their role within Interbrew, and the different kinds of support they require, we divided them into three groups. First are the global powerhouse brands, Beck's and Stella Artois. These are our immediate priority, the brands which are making a strong impact today and which will be given full market support and focus as they increase their presence month by month. Next come the global strategic speciality brands, Hoegaarden and Leffe. The priority here is to build an enduring reputation for these brands, as their exceptional qualities are successively discovered in countries across the world. These brands require a patient time scale, and subtly articulated marketing support. Finally, we have our multi-country targeted brands, a grouping which currently includes Bass ale and Staropramen, but which could be expanded as our business develops. These brands will be selectively marketed in countries where their qualities are likely to attract a strong following.


BECK'S
BRAUEREI BECK & CO
BECK'S
BREMEN·GERMANY

The global powerhouse brands

BECK'S This is a brand with the world at its feet. The Beck's story within Interbrew is just beginning. As a domestic premium beer in its home market, in the same skilled hands as before, it jumped in growth. In its main export market, the US, the uncertainties concerning the integration of the brand into Labatt USA made for an unsettling year. None the less, the rejuvenation of the brand got underway, as we built on strong awareness and a long heritage. In Italy and Spain, Beck's was merged with the Interbrew operation, and volumes across those markets grew steadily.

For the rest of the world, the Interbrew platforms were waiting, and preparatory steps were taken. In Canada, for example, the sales, marketing and distribution rights to Beck's were acquired. As from the beginning of June, Beck's was integrated into the Oland Speciality Beer Company, where it made a promising start. In our other markets, Beck's is a gleam in the eye for 2003. As our world grows, so do the possibilities for the brand.

As well as providing existing platforms, Interbrew could offer Beck's the potential of existing partners. The earliest results of such links came in Turkey. Efes, our partner in Romania, is Turkey's number one brewer, with a 78% market share. In April we signed with them a licence agreement for the production of Beck's in Turkey and Northern Cyprus. Efes has excellent distribution in both the on trade and off trade, and initial sales were strong.

Beck's is the international brand which combines unbeatable origins with huge awareness and unrealised potential. Our first months of ownership only serve to increase our appetite for the task ahead.

STELLA ARTOIS Stella Artois is a beer in a million, glowing with heritage, oozing class, and pinnacled with specialness. It is only four years since we selected Stella Artois as a flagship international brand, and offered it to the world. In the parts of the world it has reached, volumes rose by a further 10.7% last year. Typical of that success was the reaction in the US. Stella Artois has come from nowhere to be the most exciting beer brand in New York. With no broadening of distribution, it doubled volumes last year to reach over 80,000 hectolitres, and is the fastest growing of the top 50 imported brands in the country.

Stella Artois in the UK is a phenomenon. Once again we achieved double-digit volume growth in England and Wales. The impeccable pedigree of the brand is emphasised every time someone goes into one of the 16,000 outlets where the quality programme has been implemented, and the perfect pint is poured. The reason the new one-litre heavily embossed bottle sold well, and at a price premium, is that it has the compelling presence on the table of a good bottle of wine.



Looking ahead, we see much potential for the brand in Scotland. The resolution of the Bass deal, which allowed us to keep Tennent's in Scotland, brought us the distribution network Stella Artois had lacked. We put the two together, and results exceeded expectations. The brand is now in over a thousand outlets in Scotland, as well as 200 in Northern Ireland and around Dublin. The impressive resultin all these areas contributed to another milestone for Stella Artois, as UK volumes topped 5m hectolitres for the first time.

In Central Europe Stella Artois was the first international premium beer brand, and it is still the starriest. It is early days for the brand in Eastern Europe, but it surged ahead in both Russia and Ukraine, more than doubling its volumes to approach the level currently reached in the US. Finally, our licensees in both Australia and New Zealand did well, and strong growth increased volumes by 40%.

The brand story

The global strategic speciality brands

History teaches us that speciality brands have slowly developing life cycles. The promising brands of today may be among the top brands in ten years' time. And the interesting discoveries of today may be among the promising brands in their turn. With our two global strategic speciality brands Hoegaarden and Leffe, we take the long view of brand growth. We believe in seeding them the right way, allowing discovery to take place, not forcing it on the consumer. Where the brand does not exist today, we seed it pub by pub, store by store, case by case, consumer by consumer. Word of mouth, whether the recommendation of a friend, or the local buzz, is the most authentic persuader. That is the way to grow a meaningful franchise, something that is sustainable.

The success of Stella Artois in its new markets, like the US, opens the door to Hoegaarden and Leffe. These authentic beers can be seen by the discerning consumer as the new gems to try, from the same brewing family. It is like searching for other books by a new author you have just discovered. We notice, too, that retailers both on and off premise recognise a reason for going ahead with the brands, having seen the Stella Artois success. The absolute numbers are still comparatively small, but both Hoegaarden and Leffe grew strongly in North America, with volumes up 32%.

Our strength in mature and emerging markets is to make available the next thing people want. As wealth in a country grows, or choice becomes more sophisticated, our portfolio is a brand tower that people can ascend. Even so, the seeding process takes a long time. Therefore we decided to start immediately in countries these brands have not yet reached, even if it is in only 20 bars or pubs.

In the UK seeding is well underway, with Hoegaarden continuing its double-digit growth in its seventh year of launch. Leffe is in its first year in the hands of Interbrew UK, and was able to set a new retail price point, as well as moving significantly ahead of where Hoegaarden was in its first year. Since Hoegaarden is still ahead of where Stella Artois was in its seventh year, both augur well for the future. In Western Europe overall, Hoegaarden consolidated its leadership of the white beer segment and Leffe continued to grow in a landmark year. The brand underlined its remarkable pedigree when it celebrated the 850th anniversary of the Abbaye de Leffe (city of Dinant, Belgium).

The Belgian heritage gives us an enticing environment in which to tell the stories of the specialities. This is brought to life in the 45 Belgian Beer Cafés in major cities around the world – a showcase for the brands and a place of discovery.

New Belgian Beer Cafés were opened in six countries last year, including the Czech Republic, Hungary and Romania. New Zealand endorsed the success of the concept by opening its fourth, fifth and sixth outlets in 2002. Of all the thousand upon thousand of bars and pubs in Australia, which one took the award for pub of the year in 2002? It was our Belgian Beer Café in Adelaide.

Multi-country targeted brands

Staropramen reveals every year more of its potential. Since its turnaround in the Czech Republic in 2001, it has shown no signs of faltering. Last year the brand grew by 3.6%, pushing its volumes well clear of the one million hectolitre mark. In the coming years, its potential as a cross-national brand will be exploited more systematically.

Bass ale is a beer whose pedigree goes back to the earliest days of branding. The famous red triangle was painted by Manet in "*Un bar aux Folies-Bergères*" in 1882 and that spine of authenticity has supported the brand ever since. Its currency in the US is such that it sells more volume there than in the UK – the spiritual home of ales. We are confident of its future in North America. The brand made a strong start within the Oland Speciality Beer Company in Canada, and will come back into our hands in the US from July.

"Word of mouth, the recommendation of a friend, is the most authentic persuader as we grow a meaningful franchise for Hoegaarden."


Hoegaarden
witbier-bière blanche
Hoegaarden


Jupiler
Jupiler

The brand story

Our one million hectolitre local brands

Our global/speciality model can only develop successfully if it continues to be underpinned by local brands. Interbrew now has 18 one million hectolitre local brands, not counting those in which we have a minority stake. These are the backbone of our business. They provide a broad distribution platform and economies of scale. Above all, they are the local brands for local people.

How do we keep our connection with local consumers? How does a global company relate to men in shirtsleeves, working mothers, care providers, retired couples, or young professionals? We have managed it so far because we had one big idea – to be The World's Local Brewer©. That phrase has a meaning which resonates with people, since most people still live fairly close to where they were born. People like to live local lives, and by working with them rather than imposing on them, we can make our brands grow.

STAR PERFORMERS

Jupiler is almost the model of the perfect local brand. It has an enormous constituency in Belgium, and is a beer so heavily favoured that it seems inconceivable that it manages each year to add to its following – in a country where wide sampling of a variety of beers is embedded in the culture. Last year it broke yet another barrier, adding the 1.3% increase that took it beyond the 3.5m hectolitre mark.

In Central Europe the Croatian brand Ozujsko produced another attractive performance, with volumes up 2.1%. The strength of its franchise allowed us to introduce a non-alcoholic version, Ozujsko Cool. Another totemic brand in the region is Borsodi Sör, which confirmed in 2002 its leading position as *the* core lager in Hungary. Consistent growth in Budapest, and the successful launch of the "big brother" one-litre returnable bottle in September, helped increase its share even further in the branded beer sector. Finally, Eastern Europe's star performer was Chernigivski in Ukraine. This had already established itself as Interbrew's fastest growing brand in 2001. Last year it surged some more. Even from such a large base, it managed a volume increase of 54%.

THE POWER OF THE PORTFOLIO

Interbrew is essentially a portfolio specialist, and the power of the portfolio can be seen in some of the other 2002 successes. The Labatt USA business grew its import brands in line with the import segment, and outperformed in the domestic speciality segment. Among the highlights were the turnaround of Rolling Rock, the Blue family appeal, and the momentum behind Tecate.

Our portfolio in Scotland was immeasurably strengthened by the arrival of Stella Artois. Side by side with it, Tennent's continued to be a strong market leader in the lager segment, with share growth of 2.7%.



Cass was the star of our Korean portfolio. It added a further 2.2 share points to reach 20% of the market. By comparison, we continued to experience decline in OB Lager's overall share, to some extent counterbalanced by the growth of Cafri and Budweiser, the two brands that complete our South Korean portfolio.

The market in Canada shifted in favour of our premium/import brands. These brands, which include Stella Artois, Beck's and Alexander Keith's, achieved double-digit growth. In particular Alexander Keith's confirmed its wider popularity with a 19% surge in volumes. The shift of the Canadian industry to premiums was, however, at the expense of the mainstream segment. As a result Labatt Blue, a main stay of that segment, declined. The brand, though, grew in Quebec, and was groomed for relaunch in 2003.

The service story




glück
glück
glück


Ožujsko
crni mačak
4 x OŽUJSKO PIVO = POKLON!

The dialogue with the consumer

BRAND PERSONALITY A brand is like a celebrity – a public personality, with fame and with fans. How do we define, design, bring into life and sustain that personality? We have pulled together the best knowledge within the company, coded it, and made it available to all our countries. A powerful vehicle to transmit that knowledge is the brand identity workshop. Ten were held last year – two-day events for the dozen or so key people who are the guardians of the brand. Using a structured model, the discussions were directed to finding the bond with the consumer. An early workshop candidate was Rolling Rock, a brand which lost 9.7% of its volume in 2001. The insights gained resulted in redesigned packaging, new commercials given national TV coverage, and a dramatic improvement in test scores. For the first time in ten years the brand grew in its core geography in the north east, as well as in expanded distribution. Volume loss in 2001 turned to volume growth of 5.3% in 2002, on an accelerating trend.

ADVERTISING APPEAL Personality is the key to a brand, and across the world we are winning awards for how that personality is portrayed. The EFFIE Awards founded by the American Marketing Association are the most renowned international awards in the marketing world. In the first EFFIE Awards in Hungary, Borsodi took the second prize for drinks advertising, while in the Czech Republic Staropramen's latest campaign gained the EFFIE palm as the country's most successful domestic ad campaign. Stella Artois has won many accolades over the years. In 2002 it picked up its first award in New Zealand, and continued a long winning streak in the UK. The Stella Artois *Good Doctor* commercial swept the board in a record year for this famous advertising campaign. Among top prizes in four competitions, it took the Gold Lion for alcohol advertising at the Cannes Festival, and won the Grand Prix in the British TV advertising awards.

MEDIA SPEND EFFECTIVENESS Last year we introduced stricter disciplines in allocating expenditure – challenging initial assumptions, and testing each and every output, in order to drive the business where it has the most potential to be driven. The territory allocation model used to divide up the budget, based on what would resonate most with the customer, achieved such improved effectiveness in the US that industry tracking consistently overestimated the total marketing spend.

More choice for consumers

Innovation is bringing more variety, choice and convenience for consumers. In packaging convenience we made a major advance in large size, multiserve PET. The format was introduced in Russia, Bulgaria and Romania, as the first step in an expansion programme driven by technical advance. Meanwhile the new decorating technologies developed under our research and development programme will increase differentiation for our brands, whether in glass, PET or cans.


STELLA ARTOIS
600 YEARS AGO QUALITY OF LIFE DRASTICALLY IMPROVED

As part of our increased focus on organic growth, finding new ways to please consumers has moved even higher up our agenda. Innovation councils have been established in every country. Central Europe is a good example of the pace of change, with each country introducing three or four innovations a year – in the liquid, the process, the packaging, or the route to market. The success of one-litre bottles in Hungary showed the appetite for bigger sizes. We also added to the options available to consumers with multipacks, new bottle formats, embossed cans and twist-off closures. The region has an increasing appetite for new beverages. Our brand tower is still being built as consumers grow in prosperity and sophistication. In 2002 we acted when we saw that consumers were ready for amber beers in Romania, and also identified a wider opportunity to sell non-alcoholic brands. The NA version of Stella Artois was welcomed in Hungary and Romania, and we introduced a non-alcoholic core brand in Bosnia-Herzegovina, Croatia and Romania, having tested the idea with Borsodi Sör in Hungary in 2001.

Route to market

Interbrew is adopting a common approach throughout the world to our sales and route-to-market methodologies, to help us achieve a preferred supplier relationship with customers wherever we trade. The disciplines of category management have achieved excellent results in Central Europe and Western Europe, and are now being rolled out in Korea. An expanded vision for channel penetration led to several initiatives, and our brands found new outlets in Western Europe in petrol stations, video stores and night shops.

In improving our service to on-trade customers and retailers, the link between the international and the local is being tightened. Global best practice added to on-the-spot insight brought advances across the board – whether in internet ordering, business support, specialist software, joint promotions or traffic building ideation. A strengthening of the leadership team responsible for sales and marketing marks this area of the business as one set for accelerated development.


ROLLING ROCK
LIGHT

The millions that increase society's prosperity



"Discovering Leffe is like the delight of finding another book by your favourite author."


Leffe




Leffe


Leffe

Results from around the world in 2002

The Americas

CANADA A sound business within an attractive market structure recorded a strong profit performance. The market growth in the import/premium segment improved our mix and, along with tactical price increases in most provinces, fuelled EBITDA growth. The shift from mainstream affected Labatt Blue, but powered the continued strong growth of the Oland Speciality Beer Company. Alexander Keith's and Stella Artois made excellent progress, and Beck's made a strong start in its first few months, after we acquired management control of the brand.


ICE
ANNO

Adding Beck's strengthened a portfolio that was also extended to take advantage of market opportunity. A licence agreement for the Anheuser-Busch brand, Busch, gave us an increased presence in the value segment from November, and we launched a new brand, Pur Source, in the flavoured alcoholic beverage segment in June.

The business increasingly realised the potential of cost savings, and renegotiated important labour agreements. A lock-out at our London Ontario brewery was required, and it gave us more flexible working conditions, a better cost structure for the future, and a firmer base for negotiations ahead. Even though the London brewery produces a considerable part of our volume, significant advanced planning meant we ran the entire network and never shorted a case to a customer.

USA Volume growth has accelerated year in year out in the US import segment. The growth rate is only slowing now because the base is so much bigger. Last year we achieved a strong performance in the core Labatt USA business, with a good increase in profitability. Our volumes rose by 6.3%, in line with the growth in the import segment, and all three pillars of our business did well. Our Canadian brands were up 3.6%, the Mexican brands were up 8.1%, and our European brands were up 48.6%. Highlights were the double-digit growth of Tecate, the turnaround of Rolling Rock which converted a 9.7% decline in 2001 to 5.3% growth last year, the doubling of Stella Artois volumes, and the continued popularity of the Blue family. Blue Light managed a further 19.7% growth off a considerable base.


CRISTAL

Our debut with Beck's was a story of gradual improvement from a first half year drop in volume. That upward trend testifies to wholesalers' strengthening confidence in the attractiveness of Beck's to the American consumer. As for Bass, we negotiated the rights to take control of the brand in the US from July 2003. Our portfolio now includes the number two import from Mexico, and the number one imports from Canada, Germany, Belgium and the UK.

CUBA 2002 was a difficult year for the local economy, with tourism affected by the September 11 tragedy and severe hurricanes. None the less, our Bucanero business managed a healthy performance, with increased volumes and distribution gains for our leading brand Cristal. In February we were granted an extended joint venture agreement for a new 30-year term, which will allow us to continue to grow our business. The agreement authorises us to build a 1.5m hectolitre brewery outside Havana, as well as a national beer distribution network for Cuba.




DIMIX

Western Europe

BENEFRALUX We recorded a good performance in Belgium, Holland and France, and made progress in Luxemburg. In France, the good performance of Hoegaarden and Leffe, and upward pricing of Stella Artois, brought us revenue improvement. Higher market share and improved pricing was a feature of the year in the Netherlands, where we successfully launched Dommelsch Ice. Belgium had a good year, with notable progress on costs and distribution. We again improved market position as Jupiler and Leffe continued to grow their share.

UK The overall beer market was marginally up, but lager volumes grew by 3.5% and the take-home segment by 8.5%. Interbrew has the largest percentage of any major brewer in both lager (77% of our volumes) and take home (45% of our volumes). 2002 was a year of good growth for us in terms of both profit and market share. We held our share in the declining on trade, and upped it in the growing take-home sector.

In order to deliver our brands to customers in the most efficient way, we restructured logistics by outsourcing secondary distribution. Around 1,500 staff were transferred to Tradeteam, part of the Excel group, a truly focused international logistics business. The new arrangements allow us to access more customers, and give good service to them at a more competitive price. We also prepared for the future by signing a licence agreement with Lion Nathan to take over Castlemaine XXXX in January 2003, as the contract with Heineken approached its end. We also signed a contract to brew, market and distribute Murphy's Irish Stout.

GERMANY Our performance was extremely encouraging, with improved pricing and volume growth in a market that declines. Beck's moved strongly ahead, with volumes up 7.8% overall. Diebels Alt lost volume, as the leader taking a 62% share of the aging Altbier category, but Dimix progressed well and almost doubled volumes in its second year. The integration of Beck's and Diebels into Interbrew was accomplished in record time. The task of redesigning roles, structuring the organisation, and selecting people went well. Everyone could see it was an objective process done in a transparent way, a case study for future integration work.

Results from around the world in 2002


BORSODI





ELSEWHERE In Italy the organisation of Beck's and Bass ale was combined, creating a business of over one million hectolitres. The market grew, especially in the premium segment where we operate, and Beck's continued its long story of growth. The integration of our businesses gave us a stronger platform in a country where we now have a real opportunity for our brands. Our position was further strengthened when we gained back Stella Artois, previously brewed under licence, effective from March 2003. Finally, our export businesses produced satisfactory volume growth, and an improved mix between advance in markets we specifically target, and spot business where we respond to one-off orders. These decentralised units were reorganised into a single unit based in Germany as from 2003, with one face to the customer, one sales team and much improved distribution and logistics.

Emerging markets

CENTRAL EUROPE In a region which encompasses a wide range of markets, we divide our countries into three groups. First are the more developed countries – the Czech Republic and Hungary. Croatia is on the borderline with the next group, the emerging markets of Bulgaria and Romania. The third group are both emerging and politically unstable – Bosnia-Herzegovina and Montenegro. We did well in the more developed countries, achieved acceptable performances in some of the more difficult environments, and recognised an opportunity to do better in two countries – Bulgaria, discussed in the Letter to Shareholders, and Montenegro where we started well but suffered a long strike in the summer even though our workers receive four times the average salary.

Innovation was a characteristic of the year's advance. It was crucial in Romania, where the macro-economics are difficult and pricing correction was required. Innovation helped us gain three points of market share in Croatia, wich climbed to 45.9%.
Share also increased in the Czech Republic. The business produced a strong performance, despite the floods which slowed operations for a period. Finally, in Hungary we achieved excellent results, with a growth in share to 30.4% and strong increase in profit.

EASTERN EUROPE We set out in the Letter to Shareholders the challenge we experienced in Russia during the summer. With a realigned management team under a new country general manager, performance in the final quarter was stronger, demonstrating double-digit volume growth and over 1% share growth compared with the final quarter of 2001. Over the year as a whole, however, our volumes grew by 3.6%, but share declined from 12.8% to 12.1%. We experienced some problems in the Moscow region, but sales volumes in other regions were satisfactory to strong. In addition the importance of regional brands was clearly recognised and good progress was made.

The Russian market showed signs of slowing, with only an estimated 1.3% overall market growth in the last quarter of the year, even though this was when we performed well. Thus we entered 2003 with the business in much better competitive trim. We have the benefits of new canning lines, reduced costs, adjusted pricing, Tolstiak already in PET, Klinskoye and



Sibirskaya Korona going into PET, and a proprietary bottle for some of our brands replacing the basic euro bottle shape. In addition, our portfolio was enriched by taking over the licence for local production of Staropramen from January 2003.

In Ukraine, SUN Interbrew had a good year, with strong topline performance. The substantial volume growth in our core brand Chernigivski propelled satisfactory share growth in the business overall. In terms of continuing business (and thus excluding the volumes of Krym which we sold in 2001), our share rose to 32.2% on volume up 18.7%. Rogan was established as a national brand in the lower core and grew volume by 5.3%. In a market which is 20% PET, we completed the installation of a further three PET lines. The final success was in a trio of product launches: Stella Artois Non Alcoholic; a domestic premium, Taller Ice, which boosted the brand's overall market share; and an unfiltered wheat beer, Chernigivski Bile, which achieved promising sales in its first six months.

ASIA PACIFIC In Korea, industry growth slowed to 2.8%. In that context Cass's volume increase of 15.2% was a notable success. As the brand passed the 3.5m hectolitre mark, it was the only individual mainstream brand growing in Korea. In the premium segment Cafri and Bud pulled off another year of double-digit growth. Overall, the success of these three brands was offset by the continuing decline of OB Lager, which in March 2003 began the first phase of its planned rejuvenation. The business position in Korea overall will benefit from the industry-wide price increase of around 6% in January 2003. Regulatory change allowed us to launch the Korean Speciality Beer Company, on the model of the Oland Speciality Beer Company in Canada. It took over from our importers the management of Interbrew's Belgian brands, with Beck's added in January 2003. Consequently we are the only brewer in the country able to exploit a full portfolio – covering the mainstream, domestic premiums and import brands.

Meanwhile in China the business in Nanjing was turned around, enabling us to resume our external growth agenda. Volume was up 58%, and we reclaimed our position. We reestablished Jinling's share in Nanjing city, up from 32% to 42%, and tapped the rural market with a local brand, Yali.

Three licences were signed in the region last year. In Australia and New Zealand, we signed further 10-year agreements for Stella Artois with the Foster's group and Lion Breweries respectively, which have both capitalised on the growth in premium beer which accounts for almost all the expansion in these developed markets. In Thailand, Boon Rawd became responsible from January 2003 for the production, distribution and marketing of Kloster, a Beck's brand with a premium positioning heritage in the country since 1975.


OB
Lager
오비라거맥주

Steps taken in 2002 to improve our future


Cass

Six building blocks of organic growth

Introduction Our future well-being depends on how well we combine solid organic performance with the addition of *new engines of growth. We are focusing in* this report on the organic part of the mix – what we do with what we've got. We have embarked on a way of life for the future, and the changes we are making are practical, not theoretical. We are checking exactly where we stand in each country, measuring our strengths and weaknesses. Then we set specific targets that are tough, but achievable. A dozen areas can influence behavioural change and performance, but you need to have at least a handful of them in your change plan to be successful. We have six building blocks.

1 SKILL AT INTEGRATING ACQUISITIONS

Organic growth begins immediately after an acquisition is complete. Last year we institutionalised what we have learnt over the past decade. An integration "road book" sets out the process for acquiring businesses, overlapping with the operators, then at the right time standing back. In finding the global/local balance, our touchstone is "reasonable accommodation". That way we ensure ownership, alignment and commitment to the inherited programme. We did over 20 acquisitions in the past five years, and almost every one immediately ran better than the day we bought it. The result is that 35% of today's operating profit is derived from the past five years' acquisition programme.

Our track record in this area is strong, as can be seen from the multiples achieved in past deals: Labatt, 5.9 times EBITDA; 20 emerging market deals, 6.0 times EBITDA; two UK acquisitions (plus the Carling *disposal), 8.8 times EBITDA. It helps that* we were among the first movers, spotting opportunities faster than others and doing transactions in excellent conditions. Today there are more interested buyers at every sale, and top companies cannot be picked up at such a good price. Hence it is even more important to integrate those companies successfully, and create value by transferring best practice, achieving economies of scale and leveraging brands.

2 PERFORMANCE MANAGEMENT

New analytical techniques are being used in our business cycle as we generate budgets and the long-range plan. The focus is on specific actions against each of the value drivers we have identified. Budget reviews will be as much about *how* targets can be reached, as about the actual targets themselves. And the operating reviews will incorporate more detailed challenges of the business plan to get us there.


CB
Lager

The first stage is diagnostics, working on the key value drivers, and scrutinising where we stand on each. Thinking will be given rigour by a diagnostic framework, of the kind used by mergers and acquisitions teams in assessing potential transactions. In finding the best way forward, countries will be assisted by a compilation of best practice on value creation. At the heart of our performance management system is a belief that performance only really starts if you grow ahead of both the industry and inflation.


KLOSTER·BRAUEREI
KLOSTER
BIER
NEUSTADT

Steps taken in 2002 to improve our future



GOLD


3 STRUCTURE OF REMUNERATION

Our policy hitherto was to reward managers for achieving growth in EBIT and return on invested capital. While our profit performance has been outstanding, it is clear that our topline growth could have been faster. We therefore recalibrated the compensation for the regional business units. From 2003 the bonus for operators will initially be determined by organic EBIT growth, then subject to an adjustment up or down based on market share performance, both overall and against specific strategic targets. Reweighting the calculation will help achieve a better balance in how our operators compete in their markets.

4 MULTIPLYING EXPERTISE

Toughening the performance regime gives a sharper focus to how people think about growth. When we are really challenged, we are more likely to look outside our normal solutions, and draw on good ideas tested elsewhere in the company. Knowledge management is about culture and systems. The systems are constantly being developed – workshops, seminars, innovation groups, roadshows, conferences, training. The way expertise multiplies as it moves around our world can be seen most clearly in our technical programme.

Last year we extended to a further six plants the world class manufacturing programme which maximises packaging line efficiencies, and thus increases capacity without significant capital expenditure. Productivity improvements averaging 30% were achieved across projects in the Czech Republic, Russia, Montenegro and Romania.

Our maintenance excellence programme uses predictive and preventative techniques to reduce brewery maintenance costs, increase throughput, and extend asset life. The programme started last year in nine plants in Croatia, Hungary, Canada, the UK and Germany.

Implementation respects the philosophy of The World's Local Brewer©, in that it is the individual plants which identify the best practice most suited to their circumstances.

Interbrew's process optimisation programme continued in a number of breweries across the world. The rollout is complete in North America and in two breweries in Central Europe, and continues across Central, Eastern and Western Europe. Last year the process improvements allowed us to save or defer investments of 30m euro.

Our specialist global procurement team had a good year. Better buying not only of packaging and raw materials, but also capital items, information systems, engineering spare parts, merchandise and marketing services, brought cost savings at a level double that in 2001. New supply arrangements significantly improved our competitive position, including contracts for beverage cans in Europe and glass bottles in North America, as well as long-term agreements linked to the closure of malting in Belgium and the sale of the German glass and Ukrainian malting businesses.


STAROPRAMEN
PRAGUE PREMIUM BEER



5 INNOVATION Knowledge management is a moving target, since our knowledge constantly grows. Year by year, innovation adds to the bank of resources available throughout the group. While technical innovation improves efficiency and costs, and reduces capital expenditure, consumer innovation drives top line turnover, market share and volume.

On the technical side, our countries are reaping the benefits of what we have sown for many years in research and development. Unfortunately we cannot disclose the projects we are working on, but they span brewing development and brewing chemistry, fermentation and microbiology, packaging and product development.

On the consumer side, the pace of innovation has quickened. A restructuring of the process in 2002 is helping to deliver results. First we identify opportunities by mapping consumer needs and drinking habits against beverage categories.

These opportunities are checked against strategic parameters, with a number being selected for in-depth investigation and development by a special team. We have identified four platforms for consumer innovation, and work is well advanced.

Our first platform is drinks for consumers above the legal drinking age who have yet to get a taste for beer. We are developing a number of low-bitterness, less challenging, more fruity beverages to tempt the palate. Our first new product already introduced was Izzy, launched in Croatia in December, and many more will follow.


IZZY
Ožujsko
IZZY

Steps taken in 2002 to improve our future


Blue Light


Labatt
Blue
Pilsener

Our second platform is improved packaging. Within that wider ambit, we are preparing to launch packaging that is more convenient for the customer, including an advanced form of PET which brings greater product quality and longer shelf life.

Our third platform is the draught experience and draught quality. Take-home consumers in most developed markets have expressed a need for draught quality beer in the home. Hence, one theme in this area is home dispense – small kegs with a long shelf life. We have already tested in the UK a 5-litre keg designed for one-way packaging markets. It keeps beer fresh for 28 days in the fridge, and combines quality with all the simple pleasures of beer on tap. Retailing at a premium, it produced a rate of sale ahead of expectations and will be rolled out during 2003. Our final platform is that of well-being, with several new beverages in development or under test.

6 TALENT We come to people now, the *sine qua non* of future advance. We report first on the way we ensure strong leadership of the company – through succession planning, performance appraisal, development plans and consequence management. Last year we put in place new programmes to build our leadership strengths through the various management levels.

First, the Global Leadership Programme was designed for people already in leadership positions as country managers or vice presidents of big corporate functions. Each group of 20 to 25 senior people comes together once every six months for two years for intensive action learning sessions lasting a week. They work on a current business issue, and get to see the wider Interbrew. Based on provocation and debate, the process is highly interactive. As managers tussle with ideas and search for solutions, the sharing of best practice invariably comes to the fore.


Blue
No preservatives
Labatt
Blue
Pilsener



Steps taken in 2002 to improve our future



Second, the Insead/Wharton programme was created for the leaders of the future, the young potentials. Candidates from all over the world attend a two-week tailor made programme at Insead in Fontainbleau, followed six months later by a further two weeks at the Wharton Business School in Philadelphia. The first programme in 2002 brought together 34 people from 14 countries, covering all our functions. The customised programmes aim to give development in two key areas – leadership skill and strategic insight. We expect this exposure to hot talent among peers to be a powerful tool in terms of retention, motivation and learning, as well as future leadership.

Adding to the business we have

EXPANSION IN GERMANY In 2002 we cleared the way for the new Interbrew Deutschland by disposing of non-core assets. As part of the Beck & Co deal, we acquired a glass business and the Rostocker brewery in the north east whose brands did not fit within our portfolio. Both were sold before the end of 2002 – with positive results for Interbrew in terms of the disposal price and guaranteed long-term glass supplies, and for brands and brewery workers in terms of the opportunity to thrive.

The next step forward came in December. We acquired a controlling stake of 85.4% of Gilde Brauerei in Lower Saxony. The jewel in Gilde's crown is the core lager Hasseröder. From its leadership position in former East Germany it has been extending its boundaries, and has the potential to become a very significant German brand. The brewery also brews strong local brands like Gilde, and the whole creates the right fit for our portfolio. With 4.2m hectolitres added to our volumes, Interbrew has the number three position in the largest beer market in Europe. But we did not buy for the size. The wise side of the deal is the brands.

BUILDING OUR POSITION IN CHINA
China is set to become the largest beer market in the world, with annual growth of 6 to 8% foreseen in the medium term. Already we are seeing the emergence of big players, and today's top ten take the lion's share of industry profits. In 2002 Interbrew successfully turned round its operations in Nanjing, and signed an agreement in November to acquire a 70% stake in the brewing operations of the KK Group, located in Ningbo city in the Yangtze Delta. KK has an 80% market share in the city of Ningbo with its core lager KK and premium lager Zizhulin.


K牌啤酒

Steps taken in 2002 to improve our future




STAROPRAMEN



In December we acquired a 24% stake in Zhujiang, China's fifth largest brewer with a 50% share in Guandong through its brands Zhujiang, Zhujiang Fresh and Supra Beer. The relationship with Zhujiang dates back to the construction of its brewery in 1984, when we provided technical expertise, transferred know-how, and trained young top Chinese managers. The company is the most profitable in China per hectolitre sold. Interbrew is the second largest shareholder in Zhujiang, after the municipality, and one of our representatives has been nominated vice chairman of the company. We will act as one of the promoters bringing Zhujiang to its IPO, scheduled for 2004. Through our various stakes we ended the year with interests close to 10m hectolitres in China, making Interbrew number four in the country.

ELSEWHERE Early in 2002 Interbrew entered the Spanish market with a 12.6% stake in the country's number three brewer Damm, which leads the Catalonian market and holds a 15% national share. We also made a complementary acquisition to reinforce our position in the former Yugoslavia by acquiring a minority position in Apatin, the number one brewer in Serbia.

Full circle

This annual report has come full circle. It started with the individual, the consumer and the customer. Then it moved to the overall picture – the overview of our business in 2002 and its promise for the coming years. But it has to come back to the individual again – the talent within our business. Just as the individual consumer choosing our brand is the starting point of our business, what happens next is down to the individual employees. The year saw external growth which gave strength to existing businesses, and organic growth which mined the riches we have created. There are no invisible hands achieving all this. All employees played a part. They are all leaders, in the sense that they influence those around them, and thus how well their part of the business operates. The company's advance depends on their impetus.

"Staropramen, pride of Prague, reveals more of its potential every single year."

Responsible editor:

Alain De Waele, Corporate External Relations

Realisation:

Cigdem Ozdemircelik, Corporate Communications

Design:

FOUR IV – London

Production:

EDISON – Leuven

Original English version written by Beryl McAlhone

U kan dit rapport in het Nederlands op onze website consulteren: www.interbrew.com

Vous pouvez consulter ce rapport en français sur notre site web: www.interbrew.com

This annual report is also available on CD-Rom

N.V. Interbrew S.A.

Vaartstraat 94

B-3000 Leuven

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Financial report



Financial report

Management Report of the Board of Directors

The following management report should be read in conjunction with Interbrew's audited consolidated financial statements.

MAIN TRANSACTIONS IN 2002 AND 2001, HIGHLIGHTING CHANGES IN SCOPE

A number of acquisitions, divestitures and joint ventures affected Interbrew's profit from operations and financial condition over the past two years.

TRANSACTIONS 2001

Increase stake in Luxemburg
In May 2001, Interbrew paid 13.9m euro to raise its stake in the Luxemburg holding BM Invest from 31% to 50%. As Interbrew already exercised control and fully consolidated this stake, the transaction did not impact the accounting treatment.

Increase stake in Romania
In 2001 Interbrew increased its stake in its three existing legal entities in Romania up to 95.86% of Proberco, 97.31% of CDN and 70.71% of Bianca Interbrew Bergenbier.

Option purchase for a 5% stake in South Korea
In June 2001, Interbrew purchased an option to buy as of 2006 a 5% additional stake in our South Korean affiliate, Oriental Breweries. The option is considered as a derivative and is reflected as a long term prepayment in the balance sheet.

Acquisition of Diebels in Germany
In July 2001, Interbrew purchased 80% of the Diebels brewery in Germany. The acquisition was finalised on 31 August 2001 and accordingly consolidated as from September 2001.

Acquisition of Beck in Germany
In August 2001, Interbrew announced a purchase agreement for the Beck & Co brewery in Bremen. Interbrew owns, directly and indirectly, 99.96% in Beck & Co. The brewery's main brand is the international premium lager Beck's. Beck is consolidated in the Interbrew accounts as of 1 February 2002, the closing date of the acquisition.

Sale of Krym in Ukraine
Following the Rogan acquisition in 2000 and in line with the Ukrainian competition authorities' decision, Interbrew sold the Krym brewery in November 2001.

Sale of Carling Brewers in the UK
In December 2001, Interbrew agreed to sell Carling Brewers to the Adolph Coors Company. Carling Brewers was consolidated in the 2001 accounts for the full year, but in the 2002 accounts only until 2 February 2002, the closing date of the sale. The accounting treatment of the sale was included in the 2001 financial statements.

TRANSACTIONS 2002

Restructuring Brasserie de Luxembourg shareholding
In May 2002, a deal was closed with our Luxemburg partners whereby our shareholding in the beer business was increased and the real estate business was sold. At year end, Interbrew owns 92.88% of the beer business and the loss of the operational result of the real estate business has no material impact on the net profit of the company.

Acquisition of Bass ale import and distribution rights in the US

In September 2002, Interbrew signed an agreement to acquire all import and distribution rights and operating control for Bass ale in the US as from 30 June 2003.

Acquisition of Brauergilde Hannover in Germany

In late December 2002, Interbrew completed the acquisition of 99.43% of Brauergilde Hannover AG, which owns 85.4% of Gilde Brauerei AG (which itself owns 100% of Hasseröder Brauerei GmbH and 83.28% of Hofbrauhaus Wolters AG). The 2002 volumes of Gilde Brauerei were 4.8m hectolitres. In accordance with German law, Interbrew has launched a public tender offer for the outstanding shares of Gilde Brauerei AG and of Hofbrauhaus Wolters AG. While this acquisition is consolidated in the 2002 accounts, as it occurred in late December, the impact on the consolidated income statement is negligible.

Increase stake in Diebels to 100%

In December 2002, Interbrew took full ownership of the Diebels brewery in Germany after acquiring the remaining 20% minority.

Sale of Beck Nienburger Glass business and Rostocker brewery

In October/November 2002, the Nienburger Glass business and Rostocker brewery, bought as part of the Beck acquisition, were sold. These had been recorded as assets for sale and accordingly their operational results were never included in the consolidated accounts.

Cease of the Heineken contract in the UK

In August 2002 Heineken announced, as a consequence of the UK deals, that our distribution rights in the UK will cease in March 2003. Heineken volumes in the UK decreased by 10% to 1.8m hectolitres in 2002.

Purchase of minority stakes

The company purchased the following minority stakes in 2002. All stakes are accounted for at cost and thus do not impact the profit from operations of the company.

Minority stake	Date
Increase to 41.2% in Pivovarna Union, Slovenia	Several transactions up to June 2002
12.6% in Damm Group, Spain	February 2002
9.3% in Apatin, Serbia	May 2002
24% in Zhujiang, China	December 2002

Increase of majority stakes

The company increased its majority shareholding in several affiliates. As these affiliates were already consolidated, this does not impact the profit from operations, but does reduce the minority interests and thus impacts the net profit of the company.

Majority stake	31 December 2002	31 December 2001
CDN, Romania (1)	96.15%	97.31%
Proberco, Romania (1)	N/A	95.86%
Bianca Interbrew Bergenbier, Romania (1)	N/A	70.71%
Kamenitza, Bulgaria (2)	84.78%	83.62%
Plevensko Holding, Bulgaria (2)	N/A	99.98%
Sun Interbrew, Russia	67.98%	66.24%

(1) CDN has absorbed Proberco and Bianca Interbrew Bergenbier. Interbrew owns 96.15% of the merged company.
(2) Plevensko Holding was merged into Kamenitza. Interbrew owns 84.78% of the merged company.

Acquisitions of the brewing operations of K.K. Group in China

In November 2002, Interbrew signed an agreement to acquire a 70% stake in the brewing operations of the K.K. Group located in the Yangtze delta. The completion of the deal is planned for the first half of 2003.

SUBSEQUENT TRANSACTIONS

In January 2003, Interbrew signed an agreement to terminate the license and distribution agreement with a third party in Italy. As a result, Interbrew will regain full control over its brands in the Italian market as of 1 March 2003.

MATURE MARKETS AND EMERGING MARKETS

The businesses we acquire in mature markets typically have a higher net turnover per hectolitre and higher operating margins. The ratio of volume in mature and emerging markets is, respectively, 64% and 36% in 2002 and 65% and 35% in 2001, based on volumes excluding pro-rata share of minority stakes.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on both our financial condition and profit from operations. The most significant foreign currencies for us are the pound sterling, the Canadian dollar, the US dollar, the South Korean won and the Mexican peso. In 2002, turnover in these currencies contribute to our total net turnover as follows: pounds sterling 22.2%, Canadian dollar 17.7%, US dollar 11.1% and South Korean won 7.3%.

On 2002 profit from operations (EBIT), we realise a negative currency impact of (21)m euro, of which (19)m euro is due to the Canadian dollar/euro evolution. This does not include the negative currency impact of rouble/euro. While Russia reports in euro and in principle adjusts its sales prices to planned euro margins, due to the rapid strengthening of the euro during the second half of 2002, there is a negative currency impact of approximately (24)m euro. The peso currency does not impact profit from operations, but does impact net profit as a result of our large minority interest in FEMSA Cerveza. Mexican peso-denominated earnings accounted for 14.4% of the net profit in 2002.

SELECTED FINANCIAL FIGURES

The table below sets out the components of our operating income and our operating expenses, as well as certain other data.

Million euro	2002	2001
Net turnover [1]	6,992	7,303
Cost of sales	(3,418)	(3,593)
Gross Profit	3,574	3,710
Distribution expenses	(758)	(807)
Sales & marketing expenses	(1,317)	(1,375)
Administrative expenses	(593)	(566)
Other operating income/expenses	(70)	(78)
Profit from operations, pre restructuring charges	836	884
Restructuring costs	(92)	-
Restructuring impairment	(16)	-
Profit from operations (EBIT)	728	884
Net profit from ordinary activities, pre restructuring charges	545	537
Net profit from ordinary activities	467	537
Depreciation, amortisation and impairment (other than goodwill) [2]	(544)	(569)
Goodwill amortisation and impairment	(106)	(80)
EBITDA, pre restructuring charges	1,486	1,533
EBITDA	1,394	1,533
ROIC [3], pre restructuring charges	10.7%	11.4%
ROIC [3]	9.4%	11.4%

[1] Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.
[2] Excluding restructuring impairment
[3] Profit from operations (EBIT) as a percentage of invested capital including goodwill.

The table below sets out the key income statement items as a percentage of net turnover.

Percentage	2002	2001
Net turnover	100.0	100.0
Cost of sales	48.9	49.2
Gross Profit	51.1	50.8
Distribution expenses	10.8	11.0
Sales & marketing expenses	18.8	18.8
Administrative expenses	8.5	7.8
Other operating income/expenses	1.0	1.1
Profit from operations, pre restructuring charges	12.0	12.1
Restructuring costs	1.3	-
Restructuring impairment	0.2	-
Profit from operations (EBIT)	10.4	12.1
Net profit from ordinary activities, pre restructuring charges	7.8	7.4
Net profit from ordinary activities	6.7	7.4
Depreciation, amortisation and impairment (other than goodwill)	7.8	7.8
Goodwill amortisation and impairment	1.5	1.1
EBITDA, pre restructuring charges	21.3	21.0
EBITDA	19.9	21.0

FINANCIAL PERFORMANCE

NET TURNOVER

Our net turnover decreased by (311)m euro, or (4.3)%, from 7,303m euro in 2001 to 6,992m euro in 2002. Of this decrease, (454)m euro is the net effect of the sale of Carling Brewers and the acquisition of other businesses. Further, (101)m euro is attributable to fluctuations in foreign exchange rates, and 244m euro, or 3.3%, to organic growth arising from increased volume and positive price/mix effect, the latter coming from all zones, mature and emerging.

OPERATING EXPENSES

Operating expenses (excluding excise taxes & restructuring) decreased by (263)m euro, or (4.1)% from 6,419m euro (87.9% of net turnover) in 2001 to 6,156m euro (88.0%) in 2002. Cost of sales and distribution expenses as a percentage of net turnover decreased slightly. Sales & marketing expenses as a percentage of net turnover are at the same level as last year, however there is an increased focus on spend effectiveness. Administrative expenses and other operating income/expenses are impacted by the change in underlying businesses in 2002 versus 2001. Operating expenses also reflect a pension cost increase of 50m euro in 2002, due to the impact of acquisitions, the sale of Carling and weak equity markets. Refer to note 1 (P) and note 24 of the consolidated financial statements for more information on pension accounting.

Depreciation, amortisation and impairment (other than goodwill) as a percentage of net turnover remained stable, while goodwill amortisation and impairment increased from 1.1% to 1.5% primarily due to the Beck acquisition.

During the first half of 2002, the outsourcing of secondary distribution in the UK was announced for which a restructuring provision of 64m euro was set up. In September 2002, the Western Europe industrial footprint optimisation was announced, followed in January 2003 by a confirmation of the unions' agreement on the restructuring. The total cost of this industrial restructuring was 44m euro. This amount has been charged to the 2002 results, in the form of an asset write-down of 16m euro and a provision for a social plan of 28m euro.

PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTISATION (EBITDA)

EBITDA decreased by (139)m euro or (9.1)%, from 1,533m euro (21.0% of net turnover) to 1,394m euro (19.9% of net turnover). Pre restructuring, EBITDA as a percentage of net turnover increased in 2002 by 0.3% to 21.3%.

Of the EBITDA decrease, (159)m euro is the net effect of the sale of Carling Brewers and the acquisition of other businesses, and (92)m euro is the restructuring provisions booked in the UK for the outsourcing of secondary distribution and in Western Europe for the industrial footprint optimisation. Further, (26)m euro is attributable to fluctuations in foreign exchange rates and 138m euro, or 9.0%, to organic growth.

PROFIT FROM OPERATIONS

Profit from operations decreased by (156)m euro, or (17.6)%, from 884m euro (12.1% of net turnover) in 2001, to 728m euro (10.4% of net turnover) in 2002. Pre restructuring, profit from operations as a percentage of net turnover decreased in 2002 by 0.1% to 12.0 %, mainly due to the higher goodwill amortisation.

Of the profit from operations decrease, (129)m euro is related to our acquisitions and divestitures and (108)m euro to the restructuring charges. Further, (21)m euro is attributable to fluctuations in foreign exchange rates and 102m euro, or 11.5%, to organic growth.

ROIC

ROIC pre restructuring dropped from 11.4% in 2001 to 10.7% in 2002. This drop is explained by the acquisitions in 2002 (including Brauergilde Hannover which is included in the invested capital but has no profit from operations contribution in 2002).

NET FINANCING COSTS

Net financing costs were (134)m euro in 2002 compared to (176)m euro in 2001. The main reasons for the 42m euro decrease are lower outstanding debt and lower interest rates. This positive effect is partially offset by the impact of fair value recognition of financial instruments and higher financial exchange losses.

INCOME TAX EXPENSES

Income tax expense was (162)m euro in 2002, or 27.3% of profit before tax and income from associates, and (179)m euro in 2001, or 25.3%.

INCOME FROM ASSOCIATES

Income from associates was 71m euro in 2002 and 67m euro in 2001. FEMSA Cerveza represents close to the total of this amount in 2002, since our minority positions in Tradeteam and Grolsch were sold in 2002, as part of the sale of Carling Brewers. The result of 2002 includes a 9m euro one-off positive impact of a refined application of the inflation accounting methodology.

NET PROFIT FROM ORDINARY ACTIVITIES

Net profit from ordinary activities was 467m euro in 2002 and 537m euro in 2001. Pre restructuring, net profit from ordinary activities was 545m euro in 2002. Net profit from ordinary activities before goodwill amortisation and restructuring increased by 34m euro, resulting in an increase of earnings per share before goodwill and restructuring from 1.44 to 1.51 or 4.9%.

Minority interests were (36)m euro in 2002 and (59)m euro in 2001, due primarily to the profitability evolution in Eastern Europe and Korea.

EXTRAORDINARY ITEMS

The extraordinary income in 2001 was the result of the Bass goodwill impairment reversal amounting to 360m euro, partly offset by (199)m euro in de-merger and disposal costs.

OPERATING ACTIVITIES BY ZONE

The table below shows worldwide sales volumes by zone and country. Volumes include not only brands that we own or license, but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately.

INTERBREW WORLDWIDE SALES VOLUME

Million hectolitres	2002	2001
Western Europe [1]		
United Kingdom [2]	14.0	10.7
Belgium	6.4	6.4
Netherlands	2.7	2.7
France	2.7	2.7
Luxemburg	0.2	0.2
Germany [3]	6.0	0.5
Italy [4]	1.1	-
Export & licenses	2.0	1.8
	35.1	**25.0**
The Americas		
Canada [5]	9.5	9.1
USA [4]	6.6	4.8
Cuba	0.7	0.7
	16.8	**14.6**
Emerging markets		
Central Europe		
Hungary	2.3	2.2
Bulgaria	0.9	1.3
Croatia	1.7	1.7
Romania	1.5	1.5
Montenegro	0.3	0.6
Bosnia	0.1	0.1
Czech Republic	2.6	2.6
	9.4	10.0
Eastern Europe		
Russia	8.2	7.9
Ukraine	5.5	5.0
	13.7	12.9
Asia Pacific		
South Korea	7.9	8.0
China	0.6	0.4
	8.5	8.4
	31.6	**31.3**
Global Export [4]	2.3	2.2
Bass [6]	1.1	17.1
Total, excluding pro-rata share of minority stakes	86.9	90.2
Pro-rata share of minority stakes (full year)	10.1	6.9
Total	97.0	97.1

[1] *Includes Subcontracting / Commercial Products: 7.0m hectolitres in 2002; 6.5m hectolitres in 2001.*

[2] Former Bass businesses in Scotland and Northern Ireland are included in the UK as from January 2002.

[3] Germany is the sum of Diebels & Becks beer business and the Beck soft drinks business (2.3m hectolitres in 2002).

[4] In 2001 global exports included the Bass business in the US, transferred in 2002 to the US and the global brand business in Italy, transferred in 2002 to Italy. As from 2002, global exports include volume generated via Beck, which also includes the licensed volumes sold in the UK. The global exports volumes were reported in the Western Europe volumes in the 2001 annual report.

[5] Includes subcontracting volumes as of 2002 for 0.4m hectolitres.

[6] Includes 5 weeks of the Carling Brewers business in 2002 versus full UK Bass business in 2001.

We discuss below our businesses in the Americas, Western Europe, Bass and the Emerging Markets, for the years 2002 and 2001. The amounts presented and discussed below do not reflect the operations of holding companies and of our global export business. In 2002 and 2001, holding companies & global exports accounted for 54m euro and 14m euro in EBITDA respectively, and 39m euro and 9m euro in profit from operations respectively. This increased profitability can be explained by better operational results in global exports and strict cost management in holding companies.

The Beck acquisition results in a scope change for 3 zones. Firstly the Americas for the Beck business in the US; secondly Western Europe for the beer and soft drinks business in Germany and its export to Austria & Switzerland, plus the beer business in Italy; thirdly, global exports, for the remainder of the Beck & Co business, including the licensed sales of Beck's in the UK.

THE AMERICAS

	2002	2001	Change
Net turnover	2,014	1,830	10.1%
EBITDA	459	429	7.0%
Profit from operations	340	313	8.6%
ROIC	25.2%	25.8%	(60)bp

Net turnover increased by 184m euro, notwithstanding a currency impact of (101)m euro, due to the strengthening of the euro versus the Canadian and US dollar. Of the remaining increase of 285m euro, 192m euro is related to changes in the scope of the Americas business, namely the transfer of Bass USA business from global exports to the US in 2002 and the Beck's North America business acquired in 2002. The remaining increase of 93m euro is attributable to organic growth, representing 5.1%, mainly fuelled by volume growth in the US and price increases in Canada.

Profit from operations increased by 27m euro. This was the net result of a negative currency impact of (22)m euro and an organic growth of 49m euro, or 15.7%. The lockout in one of our plants impacted the 2002 results of Canada. Extra logistical and other costs for 12m euro were incurred and the salary and wage negotiations in 2 of our breweries resulted in a pension cost increase of 7m euro for 2002 and the next 2 years. These extra costs have been more than compensated by a solid top line growth and a strict cost control within the zone.

ROIC dropped from 25.8% in 2001 to 25.2% in 2002. This drop is mainly due to the Bass US business transferred in 2002 from global export to the US. At comparable scope, ROIC amounts to 28.2%, 240bp higher than in 2001.

WESTERN EUROPE

	2002	2001	Change
Net turnover	3,345	2,505	33.5%
EBITDA, pre restructuring	631	412	53.2%
EBITDA	539	412	30.8%
Profit from operations, pre restructuring	326	224	45.6%
Profit from operations	218	224	(2.7)%
ROIC, pre restructuring	9.3%	20.5%	(1,070)bp
ROIC	6.8%	20.5%	(1,370)bp

Net turnover increased by 840m euro, which includes a negative currency impact of (11)m euro. The total impact of new businesses acquired or reported in Western Europe, account for a net turnover increase of 806m euro. The remaining increase of 45m euro represents an organic growth of 1.8%. This organic growth results from the volume growth in the zone and from a positive pricing effect in Benefralux, partly compensated by industry driven margin and mix pressure in the UK.

Profit from operations decreased by 6m euro compared to 2001. Pre restructuring, profit from operations increased from 224m euro in 2001 to 326m euro in 2002. This increase is the combined effect of the new businesses acquired, 67m euro, the currency impact, (1)m euro, and an organic growth of 36m euro, or 16.1%. Top line organic growth as well as a solid cost control explain this important organic growth.

ROIC pre restructuring dropped from 20.5% in 2001 to 9.8% in 2002. This drop is explained by the invested capital of acquisitions in 2002. At comparable scope, ROIC pre restructuring amounts to 26.9 %, 640bp higher than in 2001.

BASS

The figures below cover the total Bass business in the UK for 12 months in 2001, whereas in 2002, they represent only the 5 weeks operations of the Carling Brewers business sold. Because of the major change in scope of business, variances are not relevant.

	2002	2001
Net turnover	83	1,541
EBITDA	4	340
Profit from operations	(9)	176
ROIC	-	6.5%

EMERGING MARKETS

	2002	2001	Change
Net turnover	1,381	1,311	5.3%
EBITDA	338	338	-
Profit from operations	140	162	(13.6)%
ROIC	8.4%	9.0%	(60)bp

Net turnover increased by 70m euro, or 5.3%, from 1,311m euro in 2001 to 1,381m euro in 2002. Currency gains accounted for 7m euro, and the Krym disposal for (7)m euro. Organic growth increased net turnover by 70m euro, or 5.3%. This organic growth results from positive price and product mix evolution in Central Europe and Korea, from the carry over of the 2001 price increases in Eastern Europe and from volume growth.

EBITDA contribution in 2002 from the 3 regions is as follows: Central Europe 34%, Eastern Europe 22% and Asia Pacific 44%.

In 2002, profit from operations decreased by (22)m euro, or (13.6)%, going from 162m euro in 2001 to 140m euro in 2002. A positive currency impact accounts for 2m euro. The remaining (24)m euro represents the organic loss of the zone, whereby Asia Pacific, Ukraine and some good performing countries in Central Europe (Hungary, Croatia and Czech Republic) could not make up for the lower results in Bulgaria, Montenegro and Russia.

The reported currency impact of the emerging markets does not include the impact of the rouble/euro evolution. While Russia reports in euro and in principle adjusts its sales prices to planned euro margins, due to the rapid strengthening of the euro during the second half of 2002, there is a negative currency impact of approximately (24)m euro on profit from operations.

In Central Europe, volumes were down due to a market share loss in Bulgaria and a strike in Montenegro. In Bulgaria, the continued weak economic environment resulted in a shift to lower price segment and lower margin packaging offers. In the last quarter of 2002, Interbrew repositioned the brand portfolio in Bulgaria to restore its competitive position. In Montenegro, the strike hit our business mainly during the important summer season. Market share in most of the other countries increased but industry growth rates were lower.

In Russia, the results were negatively influenced by cross brewing costs incurred before summer to offer a full portfolio and by the costs linked to the preparation of the PET and can capacity which became fully available only after the summer. As a late market entrant in these new fast growing segments, we will have to compete strongly to obtain a fair market share overall. In addition to the depreciation in 2002, an impairment of 7m euro was recorded, mainly as a result of the important shift in packaging segments in the market.

In Ukraine, PET packaging was already available in the beginning of 2002 which allowed Interbrew to take advantage of this growing market segment, resulting in our highest market share ever reached and in a volume increase of 18.7% (after taking into account the scope change related to the sale of Krym). Despite the currency pressure, the top line growth resulted in a further profitability increase.

In Korea, despite unions' pressure on the yearly salary increase, strict cost management allowed the region to translate the top line growth into important operational result improvements. Results in China improved thanks to a strong top line growth.

LIQUIDITY POSITION AND CAPITAL RESOURCES

CASH FLOWS

Our cash flow from operating activities amounted to 1,045m euro in 2002 and 1,053m euro in 2001. The decrease of (8)m euro is mainly attributable to the decrease of the results before depreciation and amortisation partly compensated by lower interest and tax costs.

Cash flow from investing activities amounted to (966)m euro in 2002 and (640)m euro in 2001. The net capex (net investment in tangible and intangible assets) amounted to (510)m euro in 2002, being 22m euro higher than in 2001. The net cash used for acquisitions of subsidiaries and investments was (476)m euro in 2002, being 332m euro higher than 2001. The net amount is the result of several acquisitions, explained below, and the proceeds from the sale of Carling Brewers, Nienburger Glass and the settlement of the Brascan case.

Cash flow from financing activities amounted to (330)m euro in 2002 and (732)m euro in 2001. The change between the two years mainly relates to variances in proceeds from and repayment of borrowings.

CAPITAL EXPENDITURES AND ACQUISITIONS

Capital expenditure represents the acquisition of specific assets which are intended to be used either directly in the brewing or distribution process or in an administrative or supportive role. Capital expenditures also include intangible assets. Investments consist of acquisitions of all or part of another business.

The net capex amounted to (510)m euro in 2002, versus (488)m euro in 2001. In 2002, out of the total net capex, approximately 62% was used to improve our production facilities and/or the purchase of returnable packaging, while 18% was used for logistics and commercial investments reflecting mainly investment in our primary and secondary logistic facilities and outlet material for the on-trade business. The net logistics expenditures are lower than last year because of the divestments related to the outsourcing of secondary distribution in the United Kingdom. Approximately 8% of total net capex is spent on information technology for both the strengthening of the local businesses and the further development of the global network. The remaining other investments of 12% include some important intangibles, such as the distribution rights for the hard currency beermarket in Cuba and a prepayment for the Bass ale import and distribution rights in the United States.

On acquiring businesses, we spent (2,481)m euro in 2002 and (191)m euro in 2001. Our principal acquisitions in 2002 included Beck, Damm, Pivovarna Union and Brauergilde Hannover. In 2001 the investments were mainly Diebels and an option for an increased share in South Korea.

CAPITAL RESOURCES AND EQUITY

Our net debt (long- and short-term debt, cash and deposits) as at 31 December 2002 was 2,583m euro as compared with a 2001 net debt of 2,662m euro. The evolution is due to the positive cash flow from operating and investing activities.

Consolidated capital and reserves as at 31 December 2002 was 4,694m euro, compared with 4,818m euro at the end of 2001. In line with the strengthening of the euro, a foreign exchange translation difference of (431)m euro was booked which significantly impacted the total capital and reserves evolution. Explanations on equity movements can be found in note 20 to the consolidated financial statements.

MANAGING MARKET RISK

The principal categories of market risk we face are changes in interest rates, foreign exchange and commodity prices. Our Risk Management Committee, which consists of our Chief Financial Officer, Chief Planning & Performance Officer and Corporate Audit Director, meets at least semi-annually and is responsible for reviewing the results of our risk assessment, approving recommended risk management strategies, monitoring compliance with our risk management policy and reporting to the Audit and Finance Committee. Our Risk Management Committee also sets the policy for our balance sheet structure and the investment of our short-term liquid funds. Please refer to note 27 of the consolidated financial statements for more information.

RESEARCH & DEVELOPMENT

In 2002, we invested 15m euro in research and development compared to 10m euro in 2001. Part of this is invested in the area of market research, but the main part is related to innovation in the areas of process optimisation especially as it pertains to capacity, new product developments and packaging initiatives. Knowledge management and learning is also an integral part of research and development and a lot of value is placed on collaborations with universities and other industries to continuously enhance our knowledge.

Consolidated financial statements and notes

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December Million euro (except per share figures)	Note	2002	2001
Net turnover		6,992	7,303
Cost of sales		(3,418)	(3,593)
Gross Profit		3,574	3,710
Distribution expenses		(758)	(807)
Sales and marketing expenses		(1,317)	(1,375)
Administrative expenses		(593)	(566)
Other operating income/expenses	4	(70)	(78)
Profit from operations, pre restructuring charges		836	884
Restructuring charges	5	(108)	-
Profit from operations		728	884
Net financing costs	7	(134)	(176)
Income from associates		71	67
Profit before tax		665	775
Income tax expense	8	(162)	(179)
Profit after tax		503	596
Minority interests		(36)	(59)
Net profit from ordinary activities		467	537
Extraordinary items	9	-	161
Net profit		467	698
Weighted average number of ordinary shares (million shares)		431	429
Fully diluted weighted average number of ordinary shares (million shares)		435	434
Year-end number of ordinary shares (million shares)		432	431
Basic earnings per share		1.08	1.63
Diluted earnings per share		1.07	1.61
Earnings per share before goodwill and restructuring [1]		1.51	1.44
Diluted earnings per share before goodwill and restructuring [2]		1.50	1.42
Earnings per share before goodwill and after restructuring [3]		1.33	1.44

[1] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the weighted average number of ordinary shares.
[2] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the fully diluted weighted average number of ordinary shares.
[3] Net profit from ordinary activities plus amortisation of goodwill, divided by the weighted average number of ordinary shares.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31 December
Million euro

	2002	2001
Foreign exchange translation differences	(431)	101
Cash flow hedges:		
Effective portion of changes in fair value	6	(9)
Transferred to the income statement	(6)	1
Other items recognised directly in equity	(1)	(1)
Net profit recognised directly in equity	(432)	92
Net profit	467	698
Total recognised gains	35	790
Effect of changes in accounting policy	(32)	35

CONSOLIDATED BALANCE SHEET

As at 31 December
Million euro

	Note	2002	2001
ASSETS			
Non-current assets			
Property, plant and equipment	10	3,512	3,800
Goodwill	11	3,658	3,145
Intangible assets other than goodwill	12	133	114
Interest-bearing loans granted		10	14
Investments in associates	13	625	784
Investment securities	14	277	196
Deferred tax assets	16	199	149
Employee benefits	24	32	310
Long-term receivables	15	345	405
		8,791	**8,917**
Current assets			
Interest-bearing loans granted		1	7
Investment securities	14	31	-
Inventories	17	444	556
Income tax receivable		92	76
Trade and other receivables	18	1,572	1,944
Cash and cash equivalents	19	215	401
		2,355	**2,984**
Total assets		**11,146**	**11,901**

CONSOLIDATED BALANCE SHEET (CONTINUED)

As at 31 December Million euro	Note	2002	2001
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	20	333	332
Share premium	20	3,212	3,209
Reserves	20	108	525
Retained earnings	20	1,041	752
		4,694	**4,818**
Minority interests		**463**	**497**
Non-current liabilities			
Interest-bearing loans and borrowings	23	1,433	2,006
Employee benefits	24	329	304
Deferred government grants		-	3
Trade and other payables		45	6
Provisions	25	252	250
Deferred tax liabilities	16	242	276
		2,301	**2,845**
Current liabilities			
Bank overdrafts	19	122	52
Interest-bearing loans and borrowings	23	1,320	1,028
Income tax payables		224	131
Trade and other payables	26	1,940	2,510
Provisions	25	82	20
		3,688	**3,741**
Total liabilities		**11,146**	**11,901**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December
Million euro

	2002	2001
OPERATING ACTIVITIES		
Net profit from ordinary activities	467	537
Depreciation	504	550
Amortisation and impairment of goodwill	106	80
Amortisation intangible assets	31	20
Impairment losses (other than goodwill)	27	-
Write-offs on non-current and current assets	-	1
Foreign exchange losses/(gains)	15	(14)
Interest income	(31)	(38)
Investment income	(53)	(43)
Interest expense	147	218
Investment expense	52	32
Loss/(gain) on sale of plant and equipment	(13)	19
Loss/(gain) on sale of intangible assets	(2)	(5)
Income tax expense	162	179
Income from associates	(71)	(67)
Minority interests	36	59
Profit from operations before changes in working capital and provisions	**1,377**	**1,528**
Decrease/(increase) in trade and other receivables	88	(138)
Decrease/(increase) in inventories	(30)	(51)
Increase/(decrease) in trade and other payables	(243)	105
Increase/(decrease) in provisions	33	(95)
Cash generated from operations	**1,225**	**1,349**
Interest paid	(145)	(211)
Interest received	31	33
Dividends received	25	34
Income tax (paid)/received	(91)	(145)
Cash flow before extraordinary activities	**1,045**	**1,060**
Extraordinary items, net of tax	-	(7)
CASH FLOW FROM OPERATING ACTIVITIES	**1,045**	**1,053**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	84	65
Proceeds from sale of intangible assets	13	7
Proceeds from sale of investments	159	34
Repayments of loans granted	21	4
Sale of subsidiaries, net of cash disposed of	1,846	13
Acquisition of subsidiaries, net of cash acquired	(2,300)	(148)
Acquisition of property, plant and equipment	(515)	(535)
Acquisition of intangible assets	(92)	(24)
Acquisition of other investments	(181)	(43)
Payments of loans granted	(1)	(13)
CASH FLOW FROM INVESTING ACTIVITIES	**(966)**	**(640)**

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

For the year ended 31 December

Million euro	2002	2001
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	3	17
Proceeds from borrowings	5,680	421
Repayment of borrowings	(5,864)	(1,057)
Payment of finance lease liabilities	(7)	(7)
Dividends paid	(142)	(106)
CASH FLOW FROM FINANCING ACTIVITIES	**(330)**	**(732)**
Net increase/(decrease) in cash and cash equivalents	**(251)**	**(319)**
Cash and cash equivalents less bank overdrafts at beginning of year	349	663
Effect of exchange rate fluctuations on cash held	(5)	5
Cash and cash equivalents less bank overdrafts at end of year	**93**	**349**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Interbrew SA is a company domiciled in Belgium. The consolidated financial statements of the company for the year ended 31 December 2002 comprise the company and its subsidiaries (together referred to as "Interbrew" or the "company") and the company's interest in associates. The financial statements were authorised for issue by the Board of Directors on 18 March 2003.

(A) STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the Standing Interpretations Committee of the IASB, in agreement with the derogation granted by the Belgian Banking and Finance Commission on 19 December 2000. The applied accounting standards substantially comply with the regulations of the seventh EU directive, except for some financial instruments which, as described in notes 1(V) and 27, are accounted for at fair value as required under IAS.

(B) BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest million. They are prepared on the historical cost basis except for derivative financial instruments, investments held for trading and investments available-for-sale which are stated at fair value. Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The consolidated financial statements are prepared as of and for the period ending 31 December 2002.

They are presented before the effect of the profit appropriation of the parent company proposed to the general assembly of shareholders.

(C) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which Interbrew, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are undertakings in which Interbrew has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Interbrew's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Interbrew has incurred obligations in respect of the associate.

All intercompany transactions, balances and unrealised gains and losses on transactions between group companies have been eliminated.

A listing of the company's significant subsidiaries and associates is set out in note 33.

(D) FOREIGN CURRENCIES

(1) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

(2) Financial statements of foreign operations

The company's foreign operations are considered as foreign entities. Accordingly, assets and liabilities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign entities, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in Capital and Reserves.

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, related income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilised and does not provide reliable results, the financial statements are re-measured into euro as if it was the operation's measurement currency.

As a result, non-monetary assets, liabilities and related income statement accounts are re-measured using historical rates in order to produce the same result in terms of the reporting currency that would have occurred if the underlying transaction was initially recorded in this currency.

(3) Exchange rates

The following exchange rates have been used in preparing the financial statements.

1 euro equals:	Closing rate		Average rate	
	2002	2001	2002	2001
Canadian dollar	1.654999	1.407697	1.466557	1.382694
Pound sterling	0.650500	0.608498	0.626038	0.620496
US dollar	1.048700	0.881298	0.934060	0.894950
South Korean won	1,243.7811	1,161.440	1,166.8611	1,152.074
Mexican peso	10.990581	8.087998	8.962662	8.364351
Russian rouble	33.272334	26.49007	28.830907	25.98077
Ukrainian hryvnia	5.532901	4.669620	4.923562	4.822058
Hungarian forint	236.294896	245.1581	243.427459	257.5992
Bulgarian lev	1.954599	1.955830	1.952088	1.955830
Romanian lei	35,137.0344	27,855.15	30,783.438	25,703.208
Chinese yuan	8.680103	7.293946	7.731142	7.408615
Croatian kuna	7.442304	7.370283	7.409164	7.492938

(E) INTANGIBLE ASSETS

(1) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the company has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy M).

(2) Other intangible assets

Other intangible assets, acquired by the company, are stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy M). Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(3) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(4) Amortisation

Intangible assets are amortised using the straight-line method over their estimated useful lives. Supply rights are generally amortised over 5 years. Licence, brewing and distribution rights are amortised over the period in which the rights exist.

(F) GOODWILL

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life. Goodwill which arose on the acquisition of the strategically important main breweries in Canada, UK and Germany is amortised over 40 years. Goodwill arising on the acquisition of other breweries is amortised over 20 years, goodwill arising on the acquisition of distribution companies is amortised over 5 years.

Goodwill is expressed in the currency of the subsidiary to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less accumulated amortisation and impairment losses (refer accounting policy M).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(2) Negative goodwill

Negative goodwill represents the excess of the fair value of the company's share of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses which are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of goodwill.

In respect of associates, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associate.

(G) PROPERTY, PLANT AND EQUIPMENT

(1) Owned assets

All property, plant and equipment is recorded at historical cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and other direct acquisition costs (e.g. non refundable tax, transport). The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(2) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. Repairs and maintenance, which do not increase the future economic benefits of the asset to which it relate, are expensed as incurred.

(3) Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The rates used are as follows:

Industrial buildings	20 years
Production plant and equipment:	
- Production equipment	15 years
- Storage and packaging equipment	7 years
- Duo tanks	7 years
- Handling and other equipment	5 years
Reusable packaging:	
- Kegs	10 years
- Crates	10 years
- Bottles	5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Land is not depreciated as it is deemed to have an infinite life.

(H) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer accounting policy G) and impairment losses (refer accounting policy M).

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is charged to the income statement as a finance charge over the lease period. Property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset (refer accounting policy G).

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(I) INVESTMENTS

(1) Investments in equity securities

Investments in equity securities are undertakings in which Interbrew does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are recorded at their fair value unless the fair value can not be reliably determined in which case they are carried at cost less impairment losses. Impairment charges are recognised in the income statement. Changes in fair value are recognised through equity. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to income.

(2) Investments in debt securities

Investments in debt securities are classified as trading or as being available-for-sale and are stated at fair value, with any resultant gain or loss recognised through equity. The fair value of such investments is their quoted bid price at the balance sheet date. Impairment charges are recognised in the income statement.

(3) Other investments

Other investments held by the company are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss recognised through equity. Impairment charges are recognised in the income statement.

(J) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost is determined by the weighted average method.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labour, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs.

(K) TRADE RECEIVABLES

Trade receivables are carried at cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(M) IMPAIRMENT

The carrying amounts of the company's assets, other than inventories (refer accounting policy J) and deferred tax assets (refer accounting policy S), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and for goodwill amortised over a period exceeding twenty years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(1) Calculation of recoverable amount

The recoverable amount of the company's investments and receivables originated by the company is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(2) Reversal of impairment

An impairment loss in respect of investments or receivables originated by the company is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature, which is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(N) SHARE CAPITAL

(1) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(2) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(O) PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(1) Restructuring

A provision for restructuring is recognised when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

(2) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(P) EMPLOYEE BENEFITS

(1) Pension obligations

The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant companies, taking account of the recommendations of independent actuaries.

For defined benefit plans, the pension accounting costs are assessed separately for each plan using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of actuaries who carry out a full valuation of the plans at least every three years. The pension obligations are measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, and the fair value of plan assets is deducted. All actuarial gains and losses exceeding a corridor of 10% of the higher of the fair value of plan assets and the present value of the defined benefit obligations are recognised in the income statement over the average remaining service lives of employees participating in the plan.

Where the calculation results in a benefit to the company, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The company's obligations for contributions to the defined contribution pension plans are charged to the income statement as incurred.

(2) Other Post-Retirement Obligations

Some Interbrew companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans and determined by independent qualified actuaries.

(3) Equity and Equity-Related Compensation Benefits

Different stock option programs allow company employees, company senior management and members of the board to acquire shares of the company. The option exercise price equals the average market price of the underlying shares in the thirty trading days preceding the offer date. No compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(4) Bonuses

Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognised as an expense in the year.

(Q) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

(R) TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost.

(S) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Under this method the company is required to make a provision for deferred income tax on the difference between the fair values of the net assets acquired and their tax base as a result of a business combination.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(T) REVENUE

(1) Goods sold and services rendered

In relation to the sale of goods, revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

(2) Rental income

Rental income is recognised on a straight-line basis over the term of the lease.

(3) Financial income

Financial income comprises interest receivable on funds invested, dividend income, royalty income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement (refer accounting policy V).

Interest, royalties and dividends arising from the use by others of the company's resources are recognised when it is probable that the economic benefits associated with the transaction will flow to the company and the revenue can be measured reliably. Interest income is recognised as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement. Dividend income is recognised in the income statement on the date that the dividend is declared.

(4) Government grants

A government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the cost of an asset are recognised in the income statement as revenue on a systematic basis over the useful life of the asset.

(U) EXPENSES

(1) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses, and losses on hedging instruments that are recognised in the income statement (refer accounting policy V).

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(2) Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalisation (refer accounting policy E).

(V) DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments primarily to reduce the exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. The company's policy prohibits the use of derivatives for speculation. The company does not hold or issue financial instruments for trading purposes.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resultant unrealised gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(1) Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of a recognised liability, a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gain or loss (at that point) remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(2) Hedging of recognised assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resultant gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair values of the hedged items, in respect of the risk being hedged, are their carrying amounts at the balance sheet date translated to euro, at the foreign exchange rate ruling at that date.

(3) Hedging of net investment in foreign operations
Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to euro are recognised directly in "Translation reserves" in shareholders' equity.

Where a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognised directly in "Translation reserves" in shareholders' equity, the ineffective portion is reported in the income statement.

(W) SEGMENT REPORTING
A segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The company is a single product business, products or services provided other than malt-based beverages representing less than 10% of the company's turnover, which is why its chosen segment reporting format is geographical segments. Making a segmentation between the different beers produced is not part of the internally reported financial information and is not feasible especially while the same installations are used to produce the different types of beer and while brand differential between "premium", "specialties" and "standard lager" is different from one geographical market to another for the same brand.

(X) DISCONTINUING OPERATIONS
A discontinuing operation is a clearly distinguishable component of the company's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. SEGMENT REPORTING

Segment information is presented in respect of the company's geographical segments based on location of customers. Amounts reported for holding companies and global exports include customers in countries where the company has no industrial platform. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	Western Europe		The Americas		Emerging markets		Bass		Holding companies and global exports		Consolidated	
Million euro	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net turnover	3,345	2,505	2,014	1,830	1,381	1,311	83	1,541	169	116	6,992	7,303
EBITDA [1]	539	412	459	429	338	338	4	340	54	14	1,394	1,533
Profit from operations	218	224	340	313	140	162	(9)	176	39	9	728	884
Net financing costs											(134)	(176)
Income from associates											71	67
Income tax expense											(162)	(179)
Minority interests											(36)	(59)
Extraordinary items											-	161
Net profit											467	698
Segment assets	5,768	2,593	1,877	1,926	2,197	2,378	-	3,271	439	904	10,281	11,072
Investment in associates											625	784
Inter-segment eliminations											(278)	(321)
Non-segmented assets											518	366
Total assets											11,146	11,901
Segment liabilities	1,799	1,466	560	613	541	550	-	652	371	308	3,271	3,589
Inter-segment eliminations											(278)	(317)
Non-segmented liabilities											8,153	8,629
Total liabilities											11,146	11,901
Gross capital expenditure	240	159	143	87	212	203	6	108	7	2	608	559
Impairment losses	17	-	-	-	12	-	-	-	-	-	29	-
Impairment losses reversed	-	-	-	-	-	-	-	360	-	-	-	360
Depreciation	225	171	82	87	175	166	11	125	11	1	504	550
Amortisation	79	22	37	31	14	10	2	23	4	14	136	100

[1] Profit from operations plus depreciation and amortisation.

3. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Million euro	2002 Acquisitions	2002 Disposals	2001 Acquisitions	2001 Disposals
Non-current assets				
Property, plant and equipment	598	(529)	60	(18)
Intangible assets other than goodwill	18	-	49	-
Interest-bearing loans granted	-	-	1	-
Investments in associates	26	(33)	-	-
Investment securities	106	(3)	-	-
Deferred tax assets	27	-	-	-
Employee benefits	-	(287)	-	-
Receivables	71	(334)	26	-
Current assets				
Interest-bearing loans granted	54	-	-	-
Investment securities	31	-	-	-
Inventories	42	(159)	6	(2)
Income tax receivable	5	-	1	-
Trade and other receivables	121	(178)	18	(2)
Cash and cash equivalents	57	(132)	10	-
Minority interest	(71)	-	(22)	3
Non-current liabilities				
Interest-bearing loans and borrowings	(33)	17	(3)	-
Employee benefits	(77)	5	(11)	-
Deferred governments grants	-	1	-	-
Provisions	-	6	-	-
Deferred tax liabilities	(113)	143	(1)	-
Current liabilities				
Interest-bearing loans and borrowings	(56)	15	(1)	2
Income tax payables	(21)	20	(1)	-
Trade and other payables	(221)	458	(36)	2
Provisions	(13)	-	-	-
Net identifiable assets and liabilities	551	(990)	96	(15)
Goodwill on acquisition	1,759	(990)	33	5
Goodwill on shareholdings increases	10	-	19	-
Decrease of minority shareholdings	37	-	10	-
Loss/(gain) on disposal	-	(2)	-	(3)
Consideration paid/(received), satisfied in cash	2,357	(1,982)	158	(13)
Cash (acquired)/disposed of	(57)	132	(10)	-
Net cash outflow/(inflow)	2,300	(1,850)	148	(13)

The difference of 4m euro between the net cash inflow on disposals 2002 (-1,850m euro) and the amount reported in the cash flow statement on the line "sale of subsidiaries, net of cash disposed of" (-1,846m euro) is due to the use of the average exchange rate in the cash flow statement, and the historical exchange rate in the schedule above.

On 28 August 2001, Interbrew acquired 79.98% of the Diebels brewery in Germany. The acquisition was accounted for using the purchase method. Other acquisitions related to additional shares purchased from minority shareholders in Central Europe and in Luxemburg as well as investments made to acquire small distribution companies in France and Belgium.

As from 1 February 2002, Interbrew is including Beck & Co in the consolidated Interbrew accounts, using the purchase method. Late December 2002, Interbrew completed the acquisition of 99.43% of Brauergilde Hannover AG. While this acquisition is accounted for using the purchase method in the 2002 accounts, as it occurred in late December, the impact on the consolidated income statement is negligible.

Also in December 2002, Interbrew took full ownership of the Diebels brewery in Germany after acquiring the remaining 20% minority shares. Other acquisitions of 2002 related to additional shares purchased from minority shareholders in Russia and Central Europe as well as investments made to acquire small distribution companies in Belgium and France. In Luxemburg, Interbrew closed a deal in May 2002 to increase our shareholding in the beer business and sell the real estate business.

In 2002, Carling Brewers was only consolidated until 2 February, the closing date of the sale. The accounting treatment of the sale was included in the 2001 financial statements.

In October/November 2002, the Nienburger Glass business and Rostocker brewery, bought as part of the Beck acquisition, were sold. They had been recorded as investments for sale and accordingly, their operational results were never included in the consolidated accounts.

4. OTHER OPERATING INCOME/(EXPENSES)

Million euro	2002	2001
Release of unused provisions	27	48
Gain on disposal of property, plant and equipment	25	18
Net rent income/(cost)	24	27
Losses from sale of tangible assets	(10)	(32)
Additions to other provisions	(50)	(95)
Net other operating income/(expense)	20	36
Goodwill amortisation and impairment	(106)	(80)
	(70)	(78)
Research and development expenses as incurred	15	10

5. RESTRUCTURING CHARGES

Restructuring charges consist of the outsourcing of the secondary distribution in the UK (64m euro on profit from operations) and the industrial footprint optimisation in Western Europe (44m euro on profit from operations). The impact on EBITDA amounts to 92m euro, and the net after tax impact amounts to 78m euro.

6. PAYROLL AND RELATED BENEFITS

Million euro	2002	2001
Wages and salaries	932	957
Compulsory social security contributions	175	175
Other personnel cost	78	96
Contributions to defined contribution plans	5	6
Increase in liability for defined benefit plans	59	44
Movement in asset for defined benefit plans	21	(14)
	1,270	**1,264**
Full time equivalents during the year	35,044	37,617

7. NET FINANCING COSTS

Million euro	2002	2001
Interest income	31	38
Interest expense	(147)	(218)
Dividend income, non-consolidated companies	5	5
Net foreign exchange gains/(losses)	(16)	3
Revaluation to fair value of derivatives	(7)	7
Net gains/(losses) on sale of financial assets	3	-
Net hyperinflation gains/(losses)	9	2
Other, including bank fees	(12)	(13)
	(134)	**(176)**

8. INCOME TAX EXPENSE

Million euro	2002	2001
RECOGNISED IN THE INCOME STATEMENT		
Current tax expense		
Current year	(172)	(150)
Over/(under) provided in prior years	4	(9)
	(168)	**(159)**
Deferred tax (expense)/income		
Origination and reversal of temporary differences	(20)	(34)
Deferred tax asset recognition through utilisation of prior years' losses	-	5
Deferred tax on current year's losses	26	9
	6	**(20)**
Total income tax expense in income statement	**(162)**	**(179)**
Profit before tax	665	775
Deduct income from associates	(71)	(67)
Profit before tax and before income from associates	**594**	**708**
Effective tax rate	**27.3%**	**25.3%**
RECONCILIATION OF EFFECTIVE TAX RATE		
Profit before tax and before income from associates	**594**	**708**
Adjustments on taxable basis		
Non-deductible amortisation of goodwill and intangibles	69	77
Expenses not deductible for tax purposes	99	91[2]
Non-taxable dividends from investments in non-group companies	(4)	(8)
Non-taxable financial and other income	(31)	(52)[2]
	727	**816**
Aggregated weighted tax rate [1]	**34.8%**	**34.6%**
Tax at aggregated weighted tax rate	(253)	(282)
Adjustments on tax expenses		
Recognition/(utilisation) of tax losses not previously recognised	(1)	17
Over/(under) provided in prior years	4	(9)
Tax savings from tax credits	1	-
Tax savings from special tax status	109	95
Change in tax rate	(10)	12
Other tax adjustments, mainly withholding tax	(12)	(12)
	(162)	**(179)**

[1] The aggregated weighted tax rate is calculated by applying the statutory tax rate of each country on the profit before tax and any extraordinary items of each entity and by *dividing the resulting tax charge by the total profit before tax and extraordinary items of the company.*

[2] 2001 figures reclassified for comparison reasons.

DEFERRED TAX INCOME/(EXPENSE) RECOGNISED DIRECTLY IN EQUITY

Million euro	2002	2001
Change in accounting policy (refer note 22)	17	(14)
On effective portion of changes in fair value of cash flow hedges	(2)	3

9. EXTRAORDINARY ITEMS

Million euro	2002	2001
Extraordinary income before tax	-	360
Extraordinary expense before tax	-	(215)
Income tax credit	-	16
Extraordinary income/(expense) after tax	**-**	**161**

The 19 September 2001 decision of the British Minister of Trade, which allowed Interbrew to keep a part of the Bass business, qualified as an external event (IAS 36, § 109) which required the reversal of the relevant portion of the impairment loss recognised in 2000. Consequently, 360m euro was reversed in 2001 to reflect the final outcome of the disposal of the assets to be sold as a result of this decision. In addition, de-merger costs for the retained business, disposal costs and fees for the Carling Brewers sale and deal-related provisions amounting to 199m euro, net of tax, were charged to the 2001 income statement.

10. PROPERTY, PLANT AND EQUIPMENT

Million euro	Land and buildings	Plant and equipment	Fixtures *and fittings*	Under *construction*	Total
ACQUISITION COST					
Balance at end of previous year	1,757	4,454	1,658	113	7,982
Change in accounting policy (refer note 22)	-	(91)	-	-	(91)
Effect of movements in foreign exchange	(70)	(212)	(23)	(2)	(307)
Acquisitions through business combinations	468	507	181	23	1,179
Expenditures	34	287	120	75	516
Transfer to other asset categories	14	16	8	(36)	2
Disposals through business transactions	(221)	(651)	(548)	-	(1,420)
Disposals	(24)	(68)	(101)	-	(193)
Other movements	2	(6)	(24)	-	(28)
Balance at end of year	**1,960**	**4,236**	**1,271**	**173**	**7,640**
DEPRECIATION AND IMPAIRMENT LOSSES					
Balance at the end of the previous year	(525)	(2,512)	(1,145)	-	(4,182)
Change in accounting policy (refer note 22)	-	10	-	-	10
Effect of movements in foreign exchange	15	114	13	-	142
Acquisitions through business combinations	(191)	(267)	(122)	-	(580)
Depreciation	(70)	(312)	(122)	-	(504)
Impairment losses	(2)	(21)	-	-	(23)
Disposals through business transactions	34	433	424	-	891
Transfer to other asset categories	(1)	(4)	-	-	(5)
Disposals	11	50	60	-	121
Other movements	(1)	(14)	17	-	2
Balance at end of year	**(730)**	**(2,523)**	**(875)**	**-**	**(4,128)**
Carrying amount					
at 1 January 2002	**1,232**	**1,942**	**513**	**113**	**3,800**
at 31 December 2002	**1,230**	**1,713**	**396**	**173**	**3,512**

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The net carrying amount of leased land and buildings was 13.9m euro (2001: 15.4m euro) and leased plant and equipment was 9.5m euro (2001: 12.7m euro).

11. GOODWILL

Million euro	
ACQUISITION COST	
Balance at end of previous year	4,346
Acquisitions through business combinations	1,760
Effect of movements in foreign exchange	(255)
Adjustments arising from subsequent identification or changes in value of identifiable assets and liabilities	35
Disposals	(1,874)
Transfer to other asset categories	34
Other	(13)
Balance at the end of the year	**4,033**
AMORTISATION AND IMPAIRMENT LOSSES	
Balance at end of previous year	(1,201)
Amortisation charge	(104)
Impairment losses	(2)
Effect of movements in foreign exchange	42
Disposals	889
Transfer to other asset categories	1
Balance at end of year	**(375)**
Carrying amount	
At 1 January 2002	**3,145**
At 31 December 2002	**3,658**

During the year, the company acquired 99.96% of Beck & Co, and 99.43% of Brauergilde Hannover AG. Beck & Co is consolidated as from 1 February 2002; Brauergilde Hannover AG is consolidated as from 21 December 2002.

In December 2001, Interbrew agreed to sell Carling Brewers. In the 2002 accounts, Carling Brewers is only consolidated until 2 February 2002, being the closing date of the sale.

12. INTANGIBLE ASSETS OTHER THAN GOODWILL

Million euro	Patents & licenses	Development costs	Advance Payments	Total
ACQUISITION COST				
Balance at end of previous year	256	4	-	260
Effect of movements in foreign exchange	(10)	-	-	(10)
Acquisitions through business combinations	27	-	-	27
Expenditures	87	-	4	91
Disposals	(19)	(4)	-	(23)
Transfers to other categories	(42)	-	(1)	(43)
Other movements	6	-	-	6
Balance at end of year	**305**	**-**	**3**	**308**
AMORTISATION AND IMPAIRMENT LOSSES				
Balance at end of previous year	(142)	(4)	-	(146)
Effect of movements in foreign exchange	2	-	-	2
Acquisitions through business combinations	(9)	-	-	(9)
Amortisation	(31)	-	-	(31)
Disposals	8	4	-	12
Transfers to other categories	2	-	-	2
Other movements	(5)	-	-	(5)
Balance at end of year	**(175)**	**-**	**-**	**(175)**
Carrying value				
at 1 January 2002	**114**	**-**	**-**	**114**
at 31 December 2002	**130**	**-**	**3**	**133**

13. INVESTMENTS IN ASSOCIATES

As at 31 December 2002, the company had the following significant investments in associates:

	Ownership
Mexico	
Femsa Cerveza	30.00%
Femsa Logistica	30.00%
Namibia	
Namibia Breweries Limited	28.91%

These investments are accounted for under the equity method.

14. INVESTMENT SECURITIES

Million euro	2002	2001
Non-current investments		
Equity securities available for sale	240	194
Debt securities held to maturity	37	2
	277	196
Current investments		
Equity securities available for sale	1	-
Debt securities held to maturity	30	-
	31	-

Non-current equity securities available for sale include Interbrew's stake in Pivovarna Union (Slovenia), the Damm Group (Spain), Apatin (Serbia) and Zhujiang (China).

15. LONG-TERM RECEIVABLES

Million euro	2002	2001
Trade receivables	12	3
Cash guarantees	24	24
Other receivables	309	378
	345	405

The option to buy as of 2006 a 5% additional stake in our Korean affiliate, Oriental Breweries, is included in the other receivables, for an amount of 26.8m euro.

Doosan Corporation transferred to Hops Coöperative U.A., a co-operative incorporated in the Netherlands, all of its rights, title and interests and benefits in a stake of approximately 45% in Oriental Breweries.

Interbrew sold to Merrill Lynch International a European-style put option and Merrill Lynch International sold to Interbrew an American-style call option on the Hops shares. The put option is automatically exercisable on 2 January 2004 and has a strike price of 612m euro. The call option becomes exercisable at any time beginning three months after 26 June 2001 up to 2 January 2006, excluding 2 January 2004 and the eight business days preceding 2 January 2004 and has a strike price of 642m euro.

Under IAS, these options are considered as derivatives. Nevertheless, these options are recorded at cost, because no quoted market price in an active market is available and because other methods of estimating the fair market value are dependent on the application of benchmark criteria and multipliers which can make the change in value so big that their usefulness for accounting purposes is highly questionable.

16. DEFERRED TAX ASSETS AND LIABILITIES

RECOGNISED DEFERRED TAX ASSETS AND LIABILITIES

Million euro	Assets 2002	Assets 2001	Liabilities 2002	Liabilities 2001	Net 2002	Net 2001
Property, plant and equipment	44	52	(265)	(244)	(221)	(192)
Intangible assets	3	3	(31)	(27)	(28)	(24)
Other investments	-	-	(38)	(45)	(38)	(45)
Inventories	2	2	(10)	(9)	(8)	(7)
Interest-bearing loans and borrowings	11	1	-	(6)	11	(5)
Employee benefits	69	107	(1)	(91)	68	16
Deferred government grants	-	-	-	(1)	-	(1)
Provisions	44	39	(5)	(6)	39	33
Other items	22	12	(5)	(6)	17	6
Tax value of loss carry forwards utilised	117	92	-	-	117	92
Gross tax assets/(liabilities)	**312**	**308**	**(355)**	**(435)**	**(43)**	**(127)**
Set off of tax	(113)	(159)	113	159	-	-
Net tax assets/(liabilities)	**199**	**149**	**(242)**	**(276)**	**(43)**	**(127)**

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNISED

Tax losses carried forward on which no deferred tax asset is recognised amounts to 145m euro (2001: 145m euro). Deferred tax assets have not been recognised on these items because it is not probable that future taxable profit will be available against which the benefits can be utilised.

17. INVENTORIES

Million euro	2002	2001
Prepayments	11	21
Raw materials and consumables	189	281
Work in progress	81	72
Finished goods	97	97
Goods purchased for resale	66	85
	444	**556**
Inventories other than work in progress		
Inventories stated at net realisable value	10	1
Carrying amount of inventories subject to retention of title clauses	9	6

18. TRADE AND OTHER RECEIVABLES

Million euro	2002	2001
Trade receivables	1,212	1,502
Interest receivable	9	8
Tax receivable, other than income tax	33	57
Derivative financial instruments with positive fair values	59	27
Other receivables	259	350
	1,572	**1,944**

19. CASH AND CASH EQUIVALENTS

Million euro	2002	2001
Short term bank deposits	67	90
Bank current accounts	144	307
Cash	4	4
Cash and cash equivalents	**215**	**401**
Bank overdrafts	**(122)**	**(52)**
	93	**349**

20. CAPITAL AND RESERVES

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES

Million euro	Issued capital	Share premium	Treasury shares	Translation reserves	Hedging reserves	Retained earnings	Total
As per 1 January 2001	**329**	**3,195**	**-**	**452**	**-**	**90**	**4,066**
Restatements as a result of changes in accounting policies							
(IAS 29/SIC 19)	-	-	-	(20)	-	60	40
Adjustment as a result of adopting IAS 39							
Impact on opening balance	-	-	-	-	-	(5)	(5)
Translation reserves	-	-	-	(3)	-	-	(3)
Income Statement	-	-	-	-	-	5	5
Through reserves							
(effective portion of cash flow hedges)	-	-	-	-	(8)	-	(8)
Recognised gains and losses	-	-	-	104	-	693	797
Other item recognised directly in equity	-	-	-	-	-	(1)	(1)
Shares issued	3	14	-	-	-	-	17
Dividends to shareholders	-	-	-	-	-	(90)	(90)
As per 31 December 2001	**332**	**3,209**	**-**	**533**	**(8)**	**752**	**4,818**
Recognised gains and losses	-	-	-	(431)	-	467	36
Change in measurement currency of an affiliate (refer note 22)	-	-	-	20	-	(52)	(32)
Other items recognised directly in equity	-	-	(6)	-	-	(1)	(7)
Shares issued	1	3	-	-	-	-	4
Dividends to shareholders	-	-	-	-	-	(125)	(125)
As per 31 December 2002	**333**	**3,212**	**(6)**	**122**	**(8)**	**1,041**	**4,694**

SHARE CAPITAL AND SHARE PREMIUM

Million shares	2002	2001
On issue at 1 January	431.1	427.4
Issued for cash	0.5	3.5
Employee shares	-	0.2
On issue at 31 December	**431.6**	**431.1**

The authorised share capital comprises 643,896,104 ordinary shares. The shares have no par value. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings of the company.

Warrants

On 31 December 2002, 3,120 warrants for an aggregate of 1,248,000 shares were outstanding at a weighted average exercise price of 4.13 euro per share. The issuances must be within the authorised capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights.

Dividends

On 18 March 2003, a dividend of 142m euro, or 0.33 euro per share, is proposed by the board of directors. The dividend has not been recorded in the 2002 financial statements.

Translation reserves

The translation reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities, as well as from the translation of liabilities and the fair value adjustment of derivative financial instruments that effectively hedge the company's net investment in foreign subsidiaries.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet occurred.

21. EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit of 467m euro (2001: net profit of 698m euro) attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2002	2001
Issued ordinary shares at 1 January	431.1	427.4
Effect of shares issued	0.3	1.5
Weighted average number of ordinary shares at 31 December	**431.4**	**428.9**

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share is based on net profit attributable to ordinary shareholders of 467m euro (2001: 698m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)

Million shares	2002	2001
Weighted average number of ordinary shares at 31 December	431.4	428.9
Effect of share option on issue	3.1	5.3
Weighted average number of ordinary shares (diluted) at 31 December	**434.5**	**434.2**

22. CHANGES IN ACCOUNTING POLICY – CHANGE IN MEASUREMENT CURRENCY FOR SUBSIDIARIES LOCATED IN A HYPERINFLATIONARY ENVIRONMENT

During 2001, SIC 19 ("Reporting currency - measurement and presentation of financial statements under IAS 21 and IAS 29") became applicable, preventing the use of a currency other than the measurement currency for presenting financial statements. If the measurement currency appears to be a currency of a hyperinflationary economy, then restatement of non-monetary items using a general price index is required.

Until 2001, it was Interbrew's accounting policy to report in euro for those countries where the local general price indexes were inappropriate to use for restatement of non-monetary items, instead, those items were converted from local currency into euro using historical rates.

During 2001, as a result of insufficient technical documentation and detailed calculations, we were unable, for our Russian and Ukrainian subsidiaries, to make a definite choice among the three currencies used (local currency, euro and US dollar). As these subsidiaries are predominately operating on the local market we opted to use the local currency in accordance with the new SIC 19. The result of this change in accounting policy was a reduction of 2001 net profit by 11m euro and an increase of shareholders' equity by 40m euro. Further analysis during 2002, showing our subsidiaries' substantial ability to adjust their sales prices to planned euro margins, as well as their planned continuation of investments in euro-denominated fixed assets, finally made us decide to use the euro as the measurement currency and as a result, to reverse last year's change.

The impact of reversing last year's adjustment, is a reduction of the restatement of fixed assets against equity and a resulting reduction of future depreciation charges back to the level prior to the change of last year.

23. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 27.

NON-CURRENT LIABILITIES

Million euro	2002	2001
Secured bank loans	6	-
Unsecured bank loans	1,156	1,732
Unsecured bond issues	244	232
Unsecured other loans	8	27
Finance lease liabilities	19	15
	1,433	**2,006**

CURRENT LIABILITIES

Million euro	2002	2001
Unsecured bank loans	1,244	850
Unsecured bond issues	-	139
Unsecured other loans	25	36
Unsecured bank facilities	44	-
Finance lease liabilities	7	3
	1,320	**1,028**

TERMS AND DEBT REPAYMENT SCHEDULE

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	6	-	6	-	-
Unsecured bank loans	2,400	1,244	82	1,067	7
Unsecured bond issues	244	-	25	32	187
Unsecured other loans	33	25	5	1	2
Unsecured bank facilities	44	44	-	-	-
Finance lease liabilities	26	7	8	5	6
	2,753	**1,320**	**126**	**1,105**	**202**

FINANCE LEASE LIABILITIES

Million euro	Payments 2002	Interest 2002	Principal 2002	Payments 2001	Interest 2001	Principal 2001
Less than one year	8	1	7	4	1	3
Between one and five years	17	4	13	12	3	9
More than five years	10	4	6	10	4	6
	35	**9**	**26**	**26**	**8**	**18**

24. EMPLOYEE BENEFITS

Million euro	2002	2001
Present value of funded obligations	(1,261)	(2,598)
Fair value of plan assets	904	2,504
Present value of net obligations for funded plans	**(357)**	**(94)**
Present value of unfunded obligations	(231)	(167)
Present value of net obligations	**(588)**	**(261)**
Unrecognised actuarial gains	(2)	(26)
Unrecognised actuarial losses	281	293
Unrecognised past service cost	12	-
Net asset/(liability) recognised in the balance sheet	**(297)**	**6**
Liability recognised in the balance sheet	**(329)**	**(304)**
Asset recognised in the balance sheet	**32**	**310**

The present value of funded obligations, fair value of plan assets, and unrecognised actuarial gains and losses are significantly impacted by changes in scope during the year.

The actual decrease of plan assets in 2002 and 2001 was respectively (92)m euro and (328)m euro.

LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

The company makes contributions to 44 defined benefit plans of which 34 are retirement plans in the form of final pay programs and 10 are medical cost plans.

The plan assets do not include ordinary shares issued by the company or any property of the company.

MOVEMENTS IN THE NET LIABILITY RECOGNISED IN THE BALANCE SHEET

Million euro	2002	2001
Net asset/(liability) at 1 January as previously reported	6	(44)
Transitional liability recognised in retained earnings	-	(9)
Net asset/(liability) at 1 January as restated	**6**	**(53)**
Scope changes	(359)	-
Contributions received	103	85
Expense recognised in the income statement	(80)	(30)
Exchange difference	33	4
Net asset/(liability) at 31 December	**(297)**	**6**

EXPENSE RECOGNISED IN THE INCOME STATEMENT

Million euro	2002	2001
Current service costs	(48)	(53)
Interest on obligation	(94)	(180)
Expected return on plan assets	82	208
Recognised past service cost	(12)	(11)
Actuarial gains/(losses)	(4)	4
Gains/(losses) on settlements or curtailments	(4)	2
	(80)	**(30)**

Pension expense is included in the following line items on the income statement:

Million euro	2002	2001
Cost of sales	(36)	(9)
Distribution expenses	(12)	(5)
Sales and marketing expenses	(12)	(5)
Administrative expenses	(15)	(12)
Other operating income/(expenses)	(1)	1
Restructuring charges	(4)	-
	(80)	**(30)**

LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2002	2001
Discount rate at 31 December	6.2%	6.3%
Expected return on plan assets at 31 December	7.5%	7.4%
Future salary increases	3.1%	3.7%
Future pension increases	2.1%	2.3%
Medical cost trend rate	9% p.a. reducing by 0.5% p.a. down to 5% and 4% for dental claims	9% p.a. reducing by 0.5% p.a. down to 5% and 4% for dental claims

EQUITY COMPENSATION BENEFITS

In 1999 the company established a long-term incentive program for key management employees. Under this program, subscription rights can be offered for free to key management employees and secondarily to directors. Each subscription right entitles the holder to subscribe for one new ordinary share of Interbrew SA, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of ten years, and vest over a three-year period. The issues of rights are in accordance with the interest of the company and its shareholders, since they aim to motivate the management with a view to the development of the activities of the company in the long run.

Million options	2002	2001
Options vested during the year	-	-
Options outstanding at 1 January	6.8	3.7
Options issued during the year	3.0	3.2
Options exercised during the year	-	-
Options cancelled during the year	(0.3)	(0.1)
Options outstanding at 31 December	**9.5**	**6.8**

The weighted average price of options outstanding is 21.56 euro per share (2001: 21.03 euro per share).

25. PROVISIONS

Million euro	Restructuring	Disputes	Other	Total
Opening balance	114	17	139	270
Effect of movements in foreign exchange	(4)	-	(2)	(6)
Changes in scope	12	(1)	(5)	6
Provisions made	118	2	32	152
Provisions used	(42)	(3)	(14)	(59)
Provisions reversed	(6)	(2)	(42)	(50)
Other movements	(10)	-	31	21
Closing balance	**182**	**13**	**139**	**334**
Non-current closing balance	123	11	118	252
Current closing balance	59	2	21	82
	182	**13**	**139**	**334**

The increase in restructuring provisions mainly relates to the outsourcing of the secondary logistics in the UK (64m euro) and the production optimisation in Western Europe (28m euro).

26. TRADE AND OTHER PAYABLES

Million euro	2002	2001
Trade payables	710	958
Payroll and social security payables	197	168
Tax payable, other than income tax	410	612
Interest payable	13	10
Consigned packaging	230	195
Cash guarantees	2	2
Derivative financial instruments with negative fair values	38	32
Dividends	1	3
Other payables	339	530
	1,940	**2,510**

27. FINANCIAL INSTRUMENTS

TERMS, CONDITIONS AND ACCOUNTING POLICIES

Exposure to interest rate, currency, credit and commodity risk arises in the normal course of the company's business. Derivative financial instruments are used to mitigate those risks. The company's policy prohibits the use of derivatives in the context of trading.

The main financial instruments used to cover foreign exchange risk are forward exchange contracts, and to a lesser extent, currency swaps and options. The objective of the company's use of currency derivatives is to eliminate or mitigate the exposure of its foreign currency denominated receivables, payables and investments and to ensure the predictability of earnings.

Interest rate swaps, collars and forward rate agreements are used in order to fix or limit the interest rate paid on existing variable rate debt.

The company measures commodity risk annually and will hedge the identified risk using a combination of fixed price contracts, exchange traded options or futures and other derivative contracts.

FOREIGN CURRENCY RISK

Impact of exchange rates on the net investment in self-sustaining foreign operations and the net monetary assets of foreign operations in hyperinflationary economies do not represent a true economic risk to the company unless there is an intent to actually convert the net assets or liabilities to the base currency.

The company incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than euro. The currencies giving rise to this risk are primarily US dollar, Canadian dollar and pound sterling. The company hedges its net transactional exposures as described in its Financial Risk Management Policy. This means that normal country operational exposures which are reasonably expected, will be hedged 100% for the next 12 months. Company exposures, which are defined as inter-company interest, third party interest, dividends, royalties, licenses and management fees, will be hedged for 100% within the first 6 months, and for 50% within 7 to 12 months.

As at 31 December 2002 the company had entered into forward exchange contracts euro/US dollar for a total net amount of 104.9m euro (forward sales of US dollar), forward exchange contracts euro/Canadian dollar for a total net amount of 79.3m euro (forward sales of Canadian dollar), forward exchange contracts euro/pound sterling for a total net amount of 88.6m euro (forward sales of pound sterling) and forward exchange contracts pound sterling/US dollar for a total net amount of 36.2m pound sterling (forward sales of US dollar), all maturing in the course of 2003. The company also entered in forward exchange contracts Mexican peso/US dollar for a total amount of 5.0m US dollar (forward sale Mexican peso) all maturing in 2003. The South Korean won exposure was hedged by forward exchange contracts South Korean won/euro for a total amount of 1.2m euro. Of lesser importance are the forward contracts in Hong Kong dollar/euro, Singapore dollar/euro and euro/Australian dollar.

The company entered into three cross-currency interest rate swap agreements designated to hedge the foreign exchange risk and the interest rate risk (see below) of a 162m US dollar denominated fixed rate debt maturing in 2008. These cross-currency interest rate swaps expire on 23 July 2008.

INTEREST RATE RISK

The company adopts a policy of insuring that at least 45% of its exposure to changes in interest rates of the total debt is hedged on a weighted average term to maturity basis. As per this policy the company should never have more than 80% of its total debt fixed.

Interest rate risk expressed in euro

In order to hedge the floating rate on a 1,600m euro credit facility agreement (dated 12 June 2002 maturing after 5 years) with an outstanding amount of 800m euro per 31 December 2002 under the Term Loan tranche (tranche A) and with an outstanding amount of 710m euro per 31 December 2002 under the Multicurrency Revolving Facility (tranche B), the company entered into several Collars, Forward Rate Agreements (FRA) and Interest Rate Swaps (IRS).

At 31 December 2002, tranche A was hedged by the following derivatives:

- A strip of three month FRA's with interest rates ranging from 2.84% to 4.26%. All FRA hedges will expire by September 2003.
- IRS with maturity dates between 2005 and 2006 and fixed rates ranging from 3.80% to 5.15%.
- Collars with maturity dates in 2004 and 2005. The collars limit the interest rate to a maximum ranging from 4.00% to 4.25% and to a minimum ranging from 2.75% to 3.40%.
- Two *floored* IRS *expiring in* 2007 [1].

At 31 December 2002, tranche B was hedged by the following derivatives:

- Collars with final maturity dates in 2003 and 2004. The collars limit the interest rate to a maximum ranging from 4.25% to 4.49% and to a minimum ranging from 2.84% to 2.95%.

In order to hedge the floating rate on a 60.4m euro long term advance facility agreement (dated 29 April 1998 maturing after 7 years), the company entered into an installment of several FRA agreements of 60m euro maturing in August 2003 with FRA rates ranging from 2.85% to 2.92%.

Interest rate risk expressed in Canadian dollars:

In order to hedge the floating rate on a 200m Canadian dollar tranche of a syndicated loan with a maturity date 12 December 2005, the company entered into several interest rate swap agreements. The total notional contract amount of these interest rate swaps is 125m Canadian dollars. The swap agreements have fixed rates ranging from 5.38% to 5.53%.

Collars and Interest Rate Swaps were concluded in order to hedge forecasted Canadian dollar cash-flows (floating interest payments). The total notional contract amount of the collars is 75m Canadian dollars. The collars limit the interest rate payment to a maximum of 6% and to a minimum ranging from 4.395% to 4.60%. The total notional contract amount of the interest rate swap agreements is 110m Canadian dollars. The swap agreements have fixed rates ranging from 5.055% to 5.33%.

Interest rate risk expressed in US dollars:

The company entered into three cross-currency interest rate swap agreements designated to hedge, apart from the foreign exchange risk, the interest rate risk of a 162m US dollar denominated fixed rate debt maturing in 2008. These cross-currency interest rate swaps expire on 23 July 2008.

(1) These contracts are treated as freestanding derivatives.

Interest rate risk expressed in South Korean won:

In order to hedge the floating rate on two syndicated loans of 70,000m South Korean won maturing in 2003 the company entered into two interest rate swap agreements for a total notional contract amount of 70,000m South Korean won maturing in 2003 with fixed rates ranging from 8.00% to 8.70%.

CREDIT RISK

Credit risk represents the risk of loss resulting from counterparty default in relation to on- and off-balance sheet products. Management has a credit policy in place and the exposure to credit risk is monitored. The company does not require collateral in respect of financial assets. Its investment policy specifically allocates the investment lines to an approved list of counterparties with an established maximum investment (based on credit risk) for each. All investments are fairly short term (< 1 year) with not more than 10% of any issue, only in high quality investment grade companies.

At balance sheet date the company had no significant concentrations of credit risk.

With respect to derivative financial instruments, credit risk exposure is 59.5m euro. This amount being the total of the positive fair values of derivatives and the maximum loss that could result from non-performance of contractual obligations by these parties.

COMMODITY RISK

The company essentially uses fixed price contracts to minimise exposure to unfavourable commodity price changes (e.g. glass, cans, crowns, malt, corn syrup, corn grits, hops, labels, corrugated). It is the company's policy to hedge a minimum of 30% of commodity exposure.

FAIR VALUE

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and liabilities, the company takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

FAIR VALUE LOANS

Million euro	Carrying Amount 2002	Fair Value 2002	Carrying Amount 2001	Fair Value 2001
Financial derivatives				
Forward exchange contracts:				
Assets	25	25	1	1
Liabilities	(8)	(8)	(21)	(21)
Interest Rate Swaps:				
Assets	-	-	-	-
Liabilities	(28)	(28)	(8)	(8)
Forward Rate Agreements:				
Assets	-	-	-	-
Liabilities	-	-	-	-
Collars:				
Assets	-	-	1	1
Liabilities	(2)	(2)	(2)	(2)
Cross Currency Swaps:				
Assets	35	35	25	25
Liabilities	-	-	-	-
Bank loans				
Dutch guilder fixed rate loans	-	-	(3)	(3)
Euro fixed rate loans	(30)	(31)	-	-
South Korean won fixed rate loans	(56)	(56)	(43)	(44)
Chinese yuan fixed rate loans	(7)	(7)	-	-
US dollar fixed rate loans	(4)	(4)	-	-
Pound sterling fixed rate loans	(1)	(1)	-	-
Debentures				
Euro fixed rate notes	(39)	(39)	-	-
Canadian dollar fixed rate notes	(30)	(31)	(36)	(37)
US dollar fixed rate notes	(175)	(175)	(197)	(197)
South Korean won fixed rate notes	-	-	(139)	(141)
Total	**(320)**	**(322)**	**(422)**	**(426)**
Unrecognised gains/(losses)	-	2	-	4

The above fair values are based on investment dealer quotes or quotes from the company's bankers. The fair value of these instruments generally reflects the estimated amounts that the company would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealised gains or losses on open contracts.

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	2002				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Bank loans					
Euro floating rate loans	3.39%	1,692	1,692	-	-
Russian rouble floating rate loans	17.24%	68	68	-	-
Ukrainian hryvnia floating rate loans	13.08%	6	6	-	-
US dollar floating rate loans	2.25%	25	25	-	-
US dollar fixed rate loans	6.00%	9	1	-	8
Hungarian forint floating rate loans	9.00%	7	7	-	-
Romanian lei floating rate loans	22.52%	11	11	-	-
South Korean won floating rate loans	6.72%	169	169	-	-
Canadian dollar floating rate loans	3.27%	222	222	-	-
Euro fixed rate loans	5.40%	31	5	7	19
South Korean won fixed rate loans	9.79%	56	40	16	-
Chinese yuan fixed rate loans	5.68%	7	7	-	-
Pound sterling floating rate loans	4.58%	169	169	-	-
Pound sterling fixed rate loans	4.36%	1	1	-	-
Namibian dollar floating rate loans	11.10%	11	11	-	-
Debentures					
Euro fixed rate notes	3.27%	39	39	-	-
US dollar fixed rate notes	6.47%	175	2	-	173
Canadian dollar fixed rate notes	6.07%	30	-	-	30
Overdraft facilities	6.26%	122	122	-	-
Finance lease liabilities	-	25	7	12	6
Total		2,875	2,604	35	236

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS (CONTINUED)

Million euro	2001 Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Bank loans					
Bulgarian lev floating rate loans	11.250%	2	2	-	-
Canadian dollar floating rate loans	4.748%	429	429	-	-
Chinese yuan fixed rate loans	6.274%	9	9	-	-
Czech crown floating rate loan	5.090%	3	3	-	-
German mark floating rate loans	8.000%	7	7	-	-
Euro floating rate loans	4.072%	574	574	-	-
Euro fixed rate loans	5.083%	43	23	20	-
Pound sterling floating rate loans	5.573%	1,323	1,323	-	-
South Korean won floating rate loans	6.218%	138	138	-	-
South Korean won fixed rate loans	11.000%	43	-	43	-
Dutch guilder fixed rate loans	5.875%	3	-	3	-
Romanian lei floating rate loans	39.881%	8	8	-	-
Russian rouble fixed rate loans	19.244%	26	26	-	-
US dollar floating rate loans	4.295%	37	37	-	-
Debentures					
Canadian dollar fixed rate notes	6.070%	36	-	-	36
South Korean won floating rate notes	10.000%	139	131	8	-
US dollar fixed rate notes	6.560%	196	-	-	196
Overdraft facilities	17.826%	52	52	-	-
Finance lease liabilities	-	18	11	7	-
Total		3,086	2,773	81	232

28. OPERATING LEASES

LEASES AS LESSEE

Non-cancellable operating lease rentals are payable as follows:

Million euro	2002	2001
Less than one year	96	95
Between one and five years	358	328
More than five years	154	163
	608	**586**

The company leases a number of warehouse and factory facilities under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the company. Sublease payments of 41m euro are expected to be received during the following financial year, 185m euro between one and five years, and 78m euro over more than five years.

During the current year 33m euro was recognised as an expense in the income statement in respect of operating leases (2001: 47m euro).

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancellable operating lease rentals are receivable as follows:

Million euro	2002	2001
Less than one year	30	65
Between one and five years	133	266
More than five years	75	116
	238	**447**

During the current year 57m euro (2001: 74m euro) was recognised as rental income in the income statement.

29. CAPITAL COMMITMENTS

The company has entered into contracts to purchase property, plant and equipment for 62m euro (2001: 66m euro).

In September 2002, Interbrew signed an agreement to acquire all import and distribution rights and operating control for Bass ale in the United States as from 30 June 2003. The remaining 100m US dollars of the acquisition price is payable in June 2003.

30. CONTINGENCIES

The company is not aware of any material contingencies, other than a put option sold to Merrill Lynch International as described in note 15.

31. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND CORPORATE COMMITTEE EXECUTIVES

Loans to directors and corporate committee executives, amounting to 3m euro (2001: 3.9m euro) are included in "other receivables" (refer note 15) of which 2.9m euro are interest-bearing (2001: 3.2m euro).

In addition to salaries, the company also provides non-cash benefits to corporate committee members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, corporate committee members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the company) or a corresponding lump sum payment. In case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Corporate committee members also participate in the company's share option program (refer note 24).

Total directors and corporate committee remuneration included in "Payroll and related benefits" (refer note 6):

Million euro	2002	2001
Directors	1	1
Executive officers	15	18
	16	**19**

Directors' payments consist mainly of directors' fees (tantièmes).

The 2002 amounts above cover corporate committee executives, in line with a reorganisation in early 2002. The 2001 amounts also included operational executives.

TRANSACTIONS WITH ASSOCIATES (REFER NOTE 13)

Associates did not have any material intercompany transactions in 2002 and 2001 and accordingly no significant trade receivables from or payables to associates are outstanding at the balance sheet dates. Transactions with associates are priced on an arm's length basis. Dividends were received from associates for an amount of 19m euro (2001: 29m euro).

32. SUBSEQUENT EVENTS

In November 2002, Interbrew signed an agreement to acquire a 70% stake in the brewing operations of the K.K. group, located in the Yangtze delta, for a provisional purchase price of 37m euro. The completion of the deal is planned for the first half of 2003.

33. INTERBREW COMPANIES

Listed below are the most important Interbrew companies. A complete list of the company's investments is available at Interbrew SA, Vaartstraat 94, B-3000 Leuven, Belgium. The total number of companies consolidated and accounted for under the equity method is 261.

LIST OF MOST IMPORTANT CONSOLIDATED COMPANIES

Name, registered office and, for the companies governed by Belgian law, the VAT number

Name and registered office	VAT No	% of shareholding
BELGIUM		
INTERBREW SA Grand' Place 1, 1000 Bruxelles	BE 417.497.106	Consolidating company
BRASSERIE DE L'ABBAYE DE LEFFE SA Place de l'Abbaye 1 - 5500 Dinant	BE 402.531.885	99
BROUWERIJ VAN HOEGAARDEN N.V. Stoopkensstraat 46 - 3320 Hoegaarden	BE 421.085.413	100
COBREW SA Vaartstraat 98 - 3000 Leuven	BE 428.975.372	100
IMMOBREW SA Boulevard Industriel 21 - 1070 Bruxelles	BE 405.819.096	99.9
INTERBREW BELGIUM SA Boulevard Industriel 21 - 1070 Bruxelles	BE 433.666.709	99.98
BOSNIA-HERZEGOVINA		
UNILINE d.o.o. for production and Trade, Export-Import Grude Ivana Gundulica b.b. - 88340 Grude		59
BULGARIA		
KAMENITZA A.D. 1 Business Park Sofia Str., Building 3, 1st floor, office 103, Mladost 4 - 1715 Sofia		84.78
CANADA		
LABATT BREWING COMPANY LTD 207 Queen's Quay West, Suite 299 - M5J 1A7 Toronto		100
CHINA		
NANJING JINLING BREWERY COMPANY LTD 408 M. Longpan Road - 210001 Nanjing		60
NANJING INTERBREW BREWERY COMPANY LTD Qi Li Qiao - 211800 Nanjing		80
INTERBREW ZHEJIANG HOLDING LTD 8/F Bank of America Tower, 12 - Harcourt Road - Central Hong Kong		100
CROATIA		
ZAGREBACKA PIVOVARA D.D. Ilica 224 - 10000 Zagreb		72

Name and registered office	% of shareholding
CZECH REPUBLIC	
PRAZSKE PIVOVARY A.S.	
Nadrazni 84 - CZ-150 54 Praha 5	99.59
FRANCE	
INTERBREW FRANCE SA	
14, Avenue Pierre Brossolette BP 9 - 59280 Armentières	100
SOCIÉTÉ AUXILLIAIRE DES INDUSTRIES ALIMENTAIRES SA	
14, Avenue Pierre Brossolette BP 9 - 59280 Armentières	100
GERMANY	
BRAUEREI BECK GmbH & Co KG	
Am Deich 18/19 – 28199 Bremen	99.96
BRAUERGILDE HANNOVER AG	
Hildesheimer Str. 132 – 30173 Hannover	99.43
STAROPRAMEN PRAGER BIER VERTRIEBSGESELLSCHAFT GmbH	
Schwesswitzer Strasse - 6686 Lützen	99.59
BRAUEREI DIEBELS GmbH	
Brauerei-Diebels-Strasse 1 - 47661 Issum	100
GRAND DUCHY OF LUXEMBURG	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH	
Rue de la Brasserie 1 - 1611 Diekirch	92.88
HUNGARY	
BORSODI SORGYAR Rt.	
Rackoczi ut 81 - 3574 Bocs	98.7
MONTENEGRO	
TREBJESA A.D.	
Njegoseva 18 - 81400 Niksic	72.6
ROMANIA	
COMPANIA DE DISTRIBUTIE NATIONAL SA	
18, Av. M. Zorileanu - Sector 1 - Bucharest	96.15
INTERBREW EFES BREWERY SA	
Gh. Gr. Cantacuzino str. 287- 2000 Ploiesti	50
RUSSIA	
SUN INTERBREW LIMITED	
6 Vorontsovsky Park – 117630 Moscow	67.56
KLIN BREWING COMPANY CJSC	
Moscovskaya 28 - 141600 Klin	67.56
ROSAR ZAO CJSC	
2 Solnechnaya - 644073 Omsk	67.10
SLOVAK REPUBLIC	
STAROPRAMEN SLOVAKIA s.r.o.	
Kosická 52 - 821 08 Bratislava	99.59

Name and registered office	% of shareholding
SOUTH KOREA	
ORIENTAL BREWERY COMPANY LTD	
52 Joongsam-Ri, Hyundo-Myon - Cheongwon-Gun	50.92
THE NETHERLANDS	
INTERBREW NEDERLAND N.V.	
Ceresstraat 13 - 4811 CA Breda	100
INTERBREW INTERNATIONAL B.V.	
Ceresstraat 19 - 4811 CA Breda	100
USA	
LABATT USA LLC.	
Ct Corp. - 1209 Orange Street, DE 19801 Wilmington	70
LATROBE BREWING COMPANY	
Ct Corp. - 1209 Orange Street, DE 19801 Wilmington	70
UKRAINE	
CHERNIHIV BEER ENTERPRISE "DESNA" CJSC	
Instrumentalnaya 20 - 14037 Chernigiv	48.8
MYKOLAIV BREWERY "YANTAR" OJSC	
Yantarna Street 320 – 54050 Mykolaiv	36.6
BREWERY "ROGAN" OJSC	
Roganskaya str. 161 - 61172 Kharkiv	59.4
UNITED KINGDOM	
BASS BEERS WORLDWIDE LIMITED	
c/o Simmons & Simmons, City Point, One Ropemaker Street - EC2Y 9SS London	100
INTERBREW UK LTD	
Porter Tun House, 500 Capability Green - LU1 3LS Luton	100

LIST OF MOST IMPORTANT COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

MEXICO	
FEMSA CERVEZA SA DE C.V.	
Alfonso Reyes 2202 Nte, Colonia, Bella Vista, Nuevo Leon - 64410 Monterrey	30
NAMIBIA	
NAMIBIA BREWERIES LIMITED	
Peter Müller Street No. 27, P.O. Box 16, Windhoek	28.91

34. ABBREVIATED NON-CONSOLIDATED ACCOUNTS OF INTERBREW SA AND MANAGEMENT REPORT

The following documents are extracts of the statutory annual accounts of Interbrew SA prepared under Belgian GAAP. The management report of the board of directors to the general assembly of shareholders and the annual accounts of Interbrew SA, as well as the auditors' report, will be filed with the National Bank of Belgium within the statutory periods. These documents are available on request from: Interbrew SA, Vaartstraat 94, 3000 Leuven.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the Interbrew group.

Since Interbrew SA is essentially a holding company, which records its investments at acquisition cost in its non-consolidated financial statements, these statements present no more than a limited view of the financial position. For this reason, the board of directors, acting in accordance with article 105 of the company code, deemed it appropriate to publish only an abbreviated version of the non-consolidated financial statements as at and for the year ended 31 December 2002, namely:

- abbreviated balance sheet;
- abbreviated income statement;
- summary of valuation rules;
- state of capital;
- management report.

The statutory auditor's report is unqualified and certifies that the non-consolidated financial statements of Interbrew SA for the year ended 31 December 2002 give a true and fair view of the financial position and results of Interbrew SA in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

ASSETS

Million euro	2002	2001
Fixed assets		
Intangible	8	-
Tangible	4	-
Financial	4,273	4,882
	4,285	**4,882**
Current assets	**636**	**250**
Total assets	**4,921**	**5,132**

LIABILITIES

Million euro	2002	2001
Capital and reserves		
Capital	333	332
Share premium	3,212	3,209
Legal reserve	33	33
Reserves not available for distribution	1	1
Tax-exempt reserves	4	4
Reserves available for distribution	260	260
Profit carried forward	797	847
	4,640	**4,686**
Provisions for liabilities and deferred taxes	**4**	**2**
Creditors		
Amounts payable after more than one year	113	314
Amounts payable within one year, accrued charges and deferred income	164	130
	277	**444**
Total liabilities	**4,921**	**5,132**

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2002	2001
Operating income	180	153
Operating expenses	(218)	(171)
Operating result	**(38)**	**(18)**
Financial result	100	152
Extraordinary result	14	-
Income taxes	(1)	-
Net result for the year available for appropriation	**75**	**134**

SUMMARY OF MOST SIGNIFICANT VALUATION RULES

The board of directors made the following decision in accordance with article 28 of the Royal Decree of 30 January 2001 on implementing the company code:

Tangible and intangible fixed assets

Fixed assets are recorded as assets in the annual accounts at acquisition value, including any additional costs. The percentages and methods used for the amortisation are those agreed with the tax authorities. The additional costs are added to the fixed assets they are related to, and are amortised at the same rate.

Financial fixed assets

The participations, without the additional costs, are recorded as an asset in the annual accounts at acquisition value. Corrections are booked in case of permanent value deterioration.

Provision for risks and costs

Provisions are recorded at nominal value.

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

Other

The company has capital commitments in favour of affiliates that will redeem when certain conditions are fulfilled.

STATE OF CAPITAL

CAPITAL

	Million euro	Million shares
Issued capital		
At the end of the previous year	332.2	431.1
Changes during the year	0.4	0.5
	332.6	**431.6**
Capital representation		
Shares without par value	332.6	431.6
Registered shares	N/A	250.4
Bearer shares	N/A	181.2

COMMITMENTS TO ISSUE SHARES

	Million euro	Million shares
Pursuant to subscription rights		
Number of subscription rights outstanding	N/A	13.2
Amount of capital to subscribe	10.2	N/A
Maximum number of corresponding shares to be issued	N/A	13.2

AUTHORISED, UNISSUED CAPITAL

	Million euro
	163.2

MANAGEMENT REPORT ON THE STATUTORY NON-CONSOLIDATED ANNUAL ACCOUNTS OF INTERBREW SA

The corporate objective of Interbrew SA is to manage and control the companies of the Interbrew group.

COMMENTS ON THE STATUTORY ANNUAL ACCOUNTS

COMMENTS ON THE BALANCE SHEET

Intangible and tangible fixed assets

The increase in intangible assets is the result of the purchase of trademarks of Labatt International Ltd. The increase in tangible assets is due to an increase in assets under construction, capitalisation of IT material and of a truck for marketing road shows. Depreciation is accordingly more important than the previous year.

Financial fixed assets

The decrease of the financial fixed assets is the result of several transactions that took place in the course of the year:

- Partial reimbursement by Interbrew International BV of the "agio reserve" on 5 and 20 February 2002;
- Repayment of 0.34 US dollar per share of 5m shares on 27 September 2002 by China Canton Investment;
- Selling of 1,284 M Immobilier shares on 16 July 2002.

The decrease of financial fixed assets has partially been offset by the following transactions:

- Subscription of 80,540 Cobrew shares through a capital increase on 5 February 2002;
- Purchase of 1 Brandbrew share from De Wolf Cosyns on 11 June 2002;
- Purchase of 29,330 shares of Brasserie de Luxemburg Mousel Diekirch from BM Investment;
- Purchase of 2,217 shares of Brasserie de Luxemburg Mousel Diekirch on 12 July 2002 and 3,318 shares on several other dates.

Receivables due after one year

Other receivables decreased by 43m euro following the repayment of company loans.

Receivables due within one year

Trade receivables decreased by 26m euro due to a decrease in the outstanding amounts to be paid by subsidiaries. Other receivables increased by 436m euro mainly due to a new loan granted to Cobrew NV for an amount of 440m euro.

Capital and reserves

The net decrease of capital and reserves is due to:

- 6 capital increases for a total amount of 0.40m euro increasing the number of outstanding shares to 431,643,782. Also, the share premium account increased by 2.6m euro;
- The result of the year, and
- The payment of a dividend.

Amounts payable after more than one year

The decrease of 201m euro is a result of the repayment of bank loans for 313m euro and a new loan of 112m euro with affiliates.

Amounts payable within one year, accrued charges and deferred income

The increase in amounts payable within one year, accrued charges and deferred income is due to an increase of our commercial papers for an amount of 39m euro.

COMMENTS ON THE INCOME STATEMENT

The result of the year is a profit after taxes of 75m euro, versus a profit after taxes of 134m euro in 2001. The increase in operating income of 27m euro is mainly due to the implementation of the new cost allocation method and the royalties' income generated by the licenses. The increase in operating expenses of 47m euro results from the costs of the recent acquisitions as well as the costs relating to the growing company. A significant part of the decrease in financial result relates to the dividends received from affiliated companies for an amount of 66m euro.

SUBSEQUENT EVENTS

We refer to note 32 (Subsequent Events) of the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

In 2002 Interbrew SA invested 1.7m euro mainly in the area of market research, compared to 0.4m euro in 2001.

ISSUANCE OF SUBSCRIPTION RIGHTS – LONG-TERM INCENTIVE PROGRAM

Pursuant to the authorisation given by the general shareholders' meeting of 24 June 1999 to the board of directors in order to increase the corporate capital of the company by means of the authorised capital, the board decided on 13 June and 10 December 2002:

- to suppress the preferential subscription right principally for the benefit of key management employees of the company or of its subsidiaries, to be determined by the "Human Resources & Nominating Committee" or by the "Chief Executive Officer" and secondarily for the benefit of certain directors of the company;
- to issue for the benefit of those same management employees and directors 280,000 subscription rights for a price of 32.70 euro per subscription right (decision of 13 June 2002) and 3,500,000 subscription rights for a price of 21.83 euro (decision of 10 December 2002). These numbers of subscription rights are maximum numbers. The numbers of effectively granted subscription rights can be lower.

All are registered subscription rights. Each subscription right gives the right to subscribe to one ordinary share of the company.

These rights may be exercised as follows: one third from 1 January 2004 on; one third from 1 January 2005 on; and one third from 1 January 2006 on. All these rights cease to be exercisable after the tenth anniversary of their respective dates of issuance.

The issues of these rights are in accordance with the interest of the company and its shareholders, since they aim to motivate management with a view to the development of the activities of the company in the long run.

Considering the number of shares representing the capital, the issues of rights described above are relatively moderate and shall, in the case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Hence, the suppression of the preferential subscription right has only a slight impact for the shareholders, among others, with regard to their share in the profits and equity.

REPORT ON CONFLICTS OF INTERESTS (ARTICLE 523 OF THE COMPANY CODE)

Pursuant to the company code, a director having a conflicting interest in a decision of the board of directors, is not allowed to attend the discussions and deliberations preceding the board's decision, nor is he allowed to participate to the vote. Moreover, he must inform the auditor of the company about his conflicting interest.

During the year 2002, this procedure has been applied twice. Reported below is the content of the minutes with regard to these decisions of the board, indicating the reasons for the conflicting interest, the nature of the decision, its justification and its patrimonial consequences for the company.

1. On the occasion of the decision of the board of directors of 13 June 2002 to issue subscription rights within the framework of the authorised capital for the benefit of management employees of the company or of its subsidiaries, as well as secondarily for the benefit of some directors of the company, Mr Frédéric de Mevius, Mr. Arnoud de Pret Roose de Calesberg, Mr. Philippe de Spoelberch, Mr. Remmert Laan, Mr. Alexandre Van Damme and Mr. Charles Adriaenssen declared, as beneficiaries of the subscription rights, they had a conflicting interest. Consequently they did not participate in the deliberations of the board, nor in the vote.

   Pursuant to article 523, paragraph 1, section 2 of the company code, the chairman explains the following elements. Each subscription right gives the right to subscribe to a new ordinary share of the company for a price of 32.70 euro per subscription right. The subscription rights are offered within the long-term incentive plan of the company. The offer is principally reserved for management employees of the company and its subsidiaries and, secondarily, for directors of the company. The offer aims at lining up the interests of the shareholders and the interests of the management employees and, hence, at involving the latter more in the long-term strategy of the company. It also aims at a greater loyalty due to the expiration of a certain period. The issue will strengthen the directors concerned in their supervisory role. A total of 48,600 subscription rights will be offered to these directors at the occasion of the present issue.

   Considering the number of shares representing the capital, the issue of subscription rights for the benefit of directors is relatively moderate and shall, in case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Indeed, if all subscription rights the board intends to issue today for the benefit of directors, were exercised, the new shares that would result from this exercise, would only represent a minimal percentage of the existing shares today. The issue could also entail a financial dilution for the shareholders, resulting from the difference between the exercise price of the subscription rights and the value of the share of the company at the moment of exercise. This financial dilution will in any case be limited, having regard to the number of subscription rights issued. Hence, this issue will only have a slight impact for the shareholders, among others, as regards their share in the profits and equity.

2. On the occasion of the decision of the board of directors of 10 December 2002 to issue subscription rights within the framework of the authorised capital for the benefit of management employees of the company or of its subsidiaries, as well as secondarily for the benefit of the independent directors of the company, Mr. Pierre Jean Everaert, Mr. Jean-Luc Dehaene, Mr. Allan Chapin, Mr. Kees Storm, Mr. Peter Harf and Mr. Bernard Hanon declared, as beneficiaries of the subscription rights, they had a conflicting interest. Consequently they did not participate in the deliberations of the board, nor in the vote. Mr. Philippe de Spoelberch chaired the meeting.

   Pursuant to article 523, paragraph 1, section 2 of the company code, the chairman explains the following elements. Each subscription right gives the right to subscribe to a new ordinary share of the company for a price of 21.83 euro per subscription right. The subscription rights are offered within the long-term incentive plan of the company. The offer is principally reserved for management employees of the company and its subsidiaries and, secondarily, for directors of the company. The offer aims at lining up the interests of the shareholders and the interests of the management employees and, hence, at involving the latter more in the long-term strategy of the company. It also aims at a greater loyalty due to the expiration of a certain period. The issue will strengthen the directors concerned in their supervisory role. A total of 78,500 subscription rights will be offered to these directors at the occasion of the present issue.

Considering the number of shares representing the capital, the issue of subscription rights for the benefit of directors is relatively moderate and shall, in case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Indeed, if all subscription rights the board intends to issue today for the benefit of directors were exercised, the new shares that would result from this exercise would represent only a minimal percentage of the existing shares today. The issue could also entail a financial dilution for the shareholders, resulting from the difference between the exercise price of the subscription rights and the value of the share of the company at the moment of exercise. This financial dilution will in any case be limited, having regard to the number of subscription rights issued. Hence, this issue will only have a slight impact for the shareholders, among others, as regards their share in the profits and equity.

INFORMATION ON THE AUDITORS' ASSIGNMENTS AND RELATED FEES

Our statutory auditor is KPMG, represented by Erik Helsen, engagement partner.

Base fees for auditing the annual financial statements of Interbrew and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit and finance committee and board of directors. Worldwide audit and other fees for the year 2002 in relation to services provided by KPMG amounted to 8,357,000 euro (2001: 8,439,000 euro), composed of audit services for the annual financial statements of 3,656,000 euro (2001: 3,047,000 euro), audit related services of 3,198,000 euro (2001: 4,332,000 euro), tax services of 410,000 euro (2001: 258,000 euro) and other services of 1,093,000 euro (2001: 802,000 euro). Audit related services were mainly for financial due diligence work, assisting Interbrew in acquiring or disposing of subsidiaries.

DISCHARGE OF THE DIRECTORS AND THE AUDITOR

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the directors and the auditor in respect of the execution of their mandate during the past fiscal year.

APPROPRIATION OF RESULTS

We propose to pay a gross dividend of 0.33 euro per share, or a total dividend distribution of 142m euro.

If approved, the net dividend of 0.2475 euro per share will be payable as of 30 April 2003 against delivery of coupon number 3, attached to the company's new bearer shares or a net dividend of 0.2805 euro per share when "VVPR strip" number 3 is additionally attached.

18 March 2003

Bedrijfsrevisoren - Reviseurs d'Entreprises

Independent auditor's report

To the Board of Directors and the Shareholders of Interbrew NV

We have audited the accompanying consolidated balance sheets of Interbrew NV and its subsidiaries (the 'Group') as of December 31, 2002 and 2001, and the related consolidated income statements, statements of recognised gains and losses and cash flows statements for the years then ended. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2002 and 2001, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board.

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements;
- as indicated in note 1(A), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board, in agreement with the derogation granted by the "Commissie voor het Bank- en Financiewezen/Commission Bancaire et Financière" on December 19, 2000. The regulations of the Seventh EU Directive have been substantially complied with, except for some financial instruments which, as described in notes 1(V) and 27, are accounted for at fair value as required under International Financial Reporting Standards.

Leuven, March 18, 2003

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Statutory auditor

represented by

E. Helsen

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

Euro per share unless stated otherwise	2002	2001	2000	Non IAS 1999	Non IAS 1998
Cash flow from operations	2.42	2.45	2.60	1.62	1.36
Earnings per share before goodwill and restructuring[1][2]	1.51	1.44	1.04	0.82	0.69
Dividend[1]	0.33	0.29	0.21	0.18	0.15
Share price high	34.5	37.5	38.1	N/A	N/A
Share price low	19.1	25.5	34.0	N/A	N/A
Year-end share price	22.5	30.75	37.12	N/A	N/A
Weighted average number of ordinary shares (million shares)	431	429	335	323	322
Fully diluted weighted average number of ordinary shares (million shares)	435	434	343	332	336
Volume of shares traded (million shares)	113	119	30	N/A	N/A

SHAREHOLDERS

As at 31 December 2002	Million shares	% of capital
Stichting Interbrew	275.0	63.72
Fonds Interbrew-Baillet Latour	3.4	0.78
Fonds Verhelst	4.5	1.04
Market	148.7	34.46
	431.6	**100.00**

[1] Adjusted for stock splits

[2] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the weighted average number of ordinary shares

INTERBREW SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50


40
35
30
25
20
15
10
30-11-2000
11-01-2001
22-02-2001
05-04-2001
17-05-2001
28-06-2001
09-08-2001
20-09-2001
01-11-2001
13-12-2001
24-01-2002
07-03-2002
18-04-2002
30-05-2002
11-07-2002
22-08-2002
03-10-2002
14-11-2002
26-12-2002
06-02-2003
Interbrew
DJ Euro Stoxx 50

FINANCIAL CALENDAR

Publication of 2002 results	19 March 2003
Annual Report	2 April 2003 on www.interbrew.com 14 April 2003 in printed version
General shareholders' meeting	29 April 2003
Dividend payable	30 April 2003
Publication of half year results	9 September 2003
Publication of 9 month trading update	28 October 2003
Publication of 2003 results	3 March 2004

INVESTOR RELATIONS CONTACT

Patrick Verelst
Vice President Investor Relations
Vaartstraat 94
3000 Leuven
Belgium
Tel: +32-16 31 55 41
E-mail: Patrick.verelst@interbrew.com

Contact details

HEADQUARTERS
Grand'Place 1
1000 Brussels
Belgium
Tel: + 32-2 504 96 60
www.interbrew.com

BELGIUM
S.A. Interbrew Belgium N.V.
Vaartkom 31
3000 Leuven
Tel: + 32-16 24 71 11
Fax: + 32-16 24 74 07

BOSNIA-HERZEGOVINA
Uniline d.o.o.
Ivana Gunduliceva b.b.
88340 Grude
Tel: + 387-88 661 670
Fax: + 387-88 662 700

BULGARIA
Kamenitza AD
1 Business Park Sofia Str.
Building 3, 1st floor, office 103
Mladost 4
Sofia 1715
Tel: + 359-32 63 20 05
Fax: + 359-32 62 87 06

CANADA
Labatt Brewing Company Ltd
207 Queen's Quay West
Suite 299
P.O. Box 133
Toronto, Ontario
M5J 1A7
Tel: + 1-416 361 50 50
Fax: + 1-416 361 52 00
www.labatt.com

CHINA
Nanjing Jinling Brewery
Company Ltd
408 Longpan Zhonglu
Nanjing
Jiangsu Province, 2/000/ PRC
Tel: + 86-25 458 80 22
Fax: + 86-25 459 71 49

CROATIA
Zagrebacka Pivovara d.d.
Ilica 224
10000 Zagreb
Tel: + 385-1 39 00 199
Fax: + 385-1 37 74 639

CUBA
Cervecería Bucanero S.A.
Ave Kohly # 269 esq.a26
Plaza de la Revolución
Ciudad Habana, Cuba
Tel: + 537-8816521, 8816578
Fax: + 537-8816379

CZECH REPUBLIC
Prazské Pivovary a.s.
Nadrazni 84
150 54 Praha 5
Tel: + 42-02 571 91 111
Fax: + 42-02 571 91 288

FRANCE
Interbrew France S.A.
14, Av. Pierre-Brossolette
B.P. 9
59280 Armentières Cedex
Tel: + 33-3 2048 30 30
Fax: + 33-3 2048 31 97

GERMANY
Interbrew Deutschland
Am Deich 18/19
28199 Bremen
Tel: + 49-421 5094 0
Fax: + 49-421 5094 667

HUNGARY
Borsodi Sörgyár Rt.
Rákóczi u. 81
3574 Bocs
Tel: + 36-46 329 139
Fax: + 36-46 318 481

ITALY
Beck's Italia Srl
Via Sanvito Silvestro 103
21100 Varese
Tel: + 39-0332 825031
Fax: + 39-0332 227559

LUXEMBURG
Brasserie de Luxembourg
Mousel Diekirch S.A.
1, Rue de la Brasserie - BP 148
9214 Diekirch
Tel: + 352-80 21 31 1
Fax: + 352-80 39 23

MEXICO
Femsa Cerveza
S.A. de C.V.
Avenida Alfonso Reyes
2202 Nte, Monterrey, Nuevo León
64442 México
Tel: + 52-8 328 54 30
Fax: + 52-8 328 54 54

ROMANIA
S.C. Compania de Distributie
National S.A.
Str. Av. M. Zorileanu, 18
Sector 1, Bucharest
Tel: + 40-1 224 02 00
Fax: + 40-1 224 02 59

RUSSIA
SUN Interbrew Russia
6 Vorontsovsky Park
Moscow 117630
Tel: + 7-095 960 23 60
Fax: + 7-095 960 23 62

SERBIA & MONTENEGRO
IPS Trebjesa A.D.
Njegoseva 18
81400 Niksic/Montenegro
Tel: + 381-83 242 433
Fax: + 381-83 243 866

SINGAPORE
Interbrew Asia Pacific
360 Orchard Road
International Building #11-01
Singapore 238869
Tel: + 65-6738 1742
Fax: + 65-6737 5975

SLOVAKIA
Staropramen-Slovakia s.r.o.
Kosickà 52
82108 Bratislava
Tel: + 421-2 555 74 772
Fax: + 421-2 555 74 976

SLOVENIA
Pivovarna Union d.d.
Pivovarniska ul. 2
SI - 1000 Ljubljana
Tel: + 386-1 471 72 17
Fax: + 386-1 471 72 55

SOUTH-KOREA
Oriental Brewery Co., Ltd.
8F, Hanwon Bldg.
1449-12, Seocho-Dong
Seocho-Gu, Seoul
South Korea 137-070
Tel: + 82 2 2149 5006
Fax: + 82 2 2149 5380

SPAIN
Interbrew Spain
Fructuos Gelabert, 2-4, 8° 2ª
Edificio Conata I
08970 Sant Joan Despi
(Barcelona)
Tel: + 34-93 480 83 20
Fax: + 34-93 477 15 40

THE NETHERLANDS
Interbrew Nederland N.V.
Ceresstraat 13
Postbus 3212
4811 CA Breda
Tel: + 31-76 525 24 24
Fax: + 31-76 525 25 05

UKRAINE
SUN Interbrew Ukraine
5A Tereshchenkovskaya str.
01004 Kiev
Tel: + 380-44 490 73 10
Fax: + 380-44 490 73 23

UNITED KINGDOM
Interbrew UK Ltd
Porter Tun House
500 Capability Green, Luton
Bedfordshire LU1 3LS
Tel: + 44-1582 39 11 66
Fax: + 44-1582 39 73 97

UNITED STATES OF AMERICA
Labatt USA
CT Corp.- 1209 Orange Street
Wilmington, DE 19801
Tel: + 1-203 750 66 00
Fax: + 1-203 750 66 99